Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
[redacted]ase.com

19 February 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Document
19 February 2004	Announcement to Australian Stock Exchange Half Year Results

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

3/3

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

19 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One hundred and ten (110) pages

Dear Sir

Re: Stock Exchange Announcement
Half Year Results – December 2003

Lend Lease Corporation Limited today announces its half year results for the six months ended 31 December 2003. Attached are the following documents:

- Stock Exchange and Media Announcement
- Half Year Report (Appendix 4D)
  - i Results for Announcement to the Market
  - ii Half Year Consolidated Financial Report
    - Management's Discussion and Analysis of Financial Condition and Results of Operations
    - Five Year Profile
    - Directors' Report
    - Consolidated Financial Statements
  - iii Auditor's Independent Review Report
- Presentation to be made to the Media and Analysts

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT **19 FEBRUARY 2004**

LEND LEASE ON TRACK FOR FULL YEAR

- First Half A$108.5 Million Operating Profit After Tax -

Lend Lease Corporation Limited ("Lend Lease") today announced a net operating profit after tax of A$108.5 million for the six months to 31 December 2003 (A$113.1 million after tax profit for the six months to 31 December 2002 excluding write-down of REI businesses). This excludes profit from the sale of Lend Lease's stake in IBM GSA announced in September last year.

Total profit after tax for the six months to December 2003, including the A$79.7 million profit on the sale of IBM GSA, was A$188.2 million.

The outlook for Lend Lease's full year 2004 operating profit after tax remains on track for a result in line with the market's expectations.

In accordance with its revised dividend policy as announced in May 2003, the Company declared an interim dividend of 18 cents per share unfranked, to be paid on 17 March 2004. This compares to the 10 cents per share fully franked interim dividend for the previous corresponding period.

Lend Lease Group Managing Director and CEO, Mr Greg Clarke, said strong performance by the Group's Integrated Development Businesses and reduced corporate overheads had been offset by losses of A$37.4 million after tax on several Bovis Lend Lease construction projects in Australia.

"Overall, it is a creditable result. The strength of the Group's diversified operations means that we remain on track to deliver our earnings expectations for the full year," Mr Clarke said.

"We are very pleased with the achievements across our Integrated Development Businesses. Delfin Lend Lease was outstanding with a 130% increase in operating profit.

"The lion's share of the losses on the Bovis Lend Lease projects in Australia was incurred on three Canberra residential projects that were underpriced and hit by rising trade costs.

"Such losses are an aberration, but inexcusable. We have addressed this issue and have a new management team in place. I am satisfied that we have accurately assessed the final outcome for the affected projects.

"It is a disappointment to see those losses, but they serve to underscore the overall strength of our ongoing operations in that we have been able to offset them with increased profits from our other continuing businesses.

"During the six months, we saw the sustainable cost savings which we identified last year, begin to come through. We also made significant progress on our exit from the US REI businesses.

"We consolidated the restructuring of the business along regional lines, which was one of my first priorities when I was appointed. In addition, we now have the full management team in place. These are the building blocks necessary to realise enhanced growth," Mr Clarke said.

OPERATING RESULTS OVERVIEW

Continuing Businesses

- A key strength to note in this result is the 4% increase in profit after tax from continuing operations, which was achieved despite the losses incurred on the Bovis Lend Lease construction projects in Australia.
- Bovis Lend Lease achieved A$44.3 million after tax profit for the period, down 42% on the previous corresponding half.
- The Integrated Development Businesses achieved an excellent improvement with A$24.4 million after tax, compared to a A$0.9 million loss after tax for the previous corresponding half.
- Delfin Lend Lease was a stand-out performer, increasing operating profit after tax for the period 130% from A$12.2 million in December 2002 to A$28.0 million in December 2003.
- Actus Lend Lease turned in a pleasing improvement to post a small profit after tax of A$4.1 million from a previous loss after tax of A$5.2 million, and secured three major US military base privatisation projects to underpin future earnings.
- The European Integrated Development Businesses recorded a reduced loss in December 2003 of A$14.5 million after tax, compared to a A$25.9 million loss after tax in December 2002.
- Overall, the continuing REI businesses contributed A$44.9 million after tax, compared to A$49.7 million after tax for the December 2002 half. The decline was in part due to the restructure of the GPT management fee.

Discontinuing Businesses

- The exit from the discontinuing businesses was largely completed during the period.
- As a result, profit after tax from these businesses was lower in December 2003 at A$13.7 million after tax, compared to A$22.1 million after tax at December 2002.

FINANCIAL HIGHLIGHTS

- The Group ended the period in a very strong cash position with A$1,586 million at December 2003 (including A$129 million in current investments), primarily as the result of A$855 million in net proceeds from the sale of most of the REI businesses to be exited, together with strong operating cash flows during the period.
- The major cash outflow for the period was the share buyback at A$311 million, with 7.6% of issued capital acquired to date at an average price of A$9.74 per share.
- Earnings per share (eps) were held stable at 25.7 cents per share at December 2003 (26.0 cents per share at December 2002), despite slightly lower overall operating earnings. This was achieved because of the lower number of shares following the share buyback.
- Net interest earnings improved as a result of the higher cash balances during the period and lower borrowing costs. Net interest earnings were A$2.9 million after tax in December 2003, compared to a net interest expense of A$6.3 million after tax in December 2002.

- Net foreign exchange hedge benefits were down 42% to A$5.4 million after tax on lower overall hedges, following the repayment of inter-company loans to the US business with the proceeds from the sale of the various discontinuing REI businesses.

OUTLOOK

Mr Clarke said the half year result showed Lend Lease remained on the road to recovery.

"We expect continued growth from our Integrated Development Businesses. Delfin Lend Lease, in particular, has locked in a strong level of committed sales into the remainder of this year and 2005," he said.

"We have addressed the issues that impacted Bovis Lend Lease in Australia and I am confident that the Company can regain momentum here. Certainly, the Bovis Lend Lease operations in the US and the UK/Europe have demonstrated their resilience in tough conditions.

"While still early days, we should start to see growth in Actus Lend Lease on the back of the six major US military housing privatisation contracts which it has either closed, or secured on a preferred bidder basis.

"Our continuing financial strength stands us in good stead to remain competitive in each of our chosen businesses and markets," Mr Clarke said.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
Tel: 61 2 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 61 2 9236 6180

Attached: Summary of Performance of Continuing Operations for Half Year to December 2003

Attachment to the Lend Lease Corporation Limited ("Lend Lease") ASX and Media Statement announcing Half Year Results for the six months ended 31 December 2003

PERFORMANCE OF CONTINUING OPERATIONS

Summary

Lend Lease reported a net operating profit after tax of A$108.5 million for the six month period to 31 December 2003 (excluding profit from the sale of IBM GSA). The Group's continuing operations underpinned this result, reporting a 4% growth in profit after tax to A$94.8 million (A$91.0 million profit after tax in 2002). The key components of this result were:

- **Bovis Lend Lease**

Bovis Lend Lease's result was down 42% to A$44.3 million profit after tax in December 2003, compared to A$76.0 million after tax in December 2002.

This was primarily due to losses associated with several residential projects in Australia totalling A$37.4 million after tax, caused by underpriced contracts and rising trade costs. In particular, three residential projects in Canberra incurred A$30.4 million after tax losses.

New Work Secured was A$247.3 million in the six months to December 2003, compared to A$408.3 million in December 2002, a decrease of 39%. This decrease was principally due to delays in reaching financial close on the large UK PFI hospital projects on which the Company is preferred bidder, and which we now expect by the year end.

At 31 December 2003, Bovis Lend Lease had a committed Backlog Gross Profit Margin (GPM) of A$512 million, a 9% decrease on the June 2003 Backlog GPM of A$564 million.

Backlog GPM was impacted by two main factors. Asia Pacific Backlog GPM was down 27%, largely as a result of the Australian project losses. In the UK, Backlog GPM was adjusted down by approximately A$20 million due to a postponement of some workload on the UK SLAM Defence Estates project from stage 1 to stage 2. Only stage 1 is recognised in the Backlog GPM.

In the US, Bovis Lend Lease delivered a solid result, despite continuing flat construction spend across the region. Profit after tax was A$25.8 million, a 1% increase on the December 2002 result of A$25.6 million profit after tax. Sector diversification has been effective in mitigating the cyclical downturn in the US construction industry.

In Europe, Bovis Lend Lease contributed A$36.5 million profit after tax, a 2% decrease on December 2002 earnings of A$37.3 million after tax. In the UK, the business performed well in the commercial office sector, with a high level of activity. However, the timing of work in progress will result in the profit on that activity being largely recognised in the second half.

- **Integrated Development Businesses**

The Integrated Development Business (IDB) contributed A$24.4 million profit after tax, a significant turnaround from the December 2002 A$0.9 million after tax loss.

In the Asia Pacific region, profit after tax grew by 19% to A$35.8 million. This included an exceptionally strong result by Delfin Lend Lease, which reported a A$28.0 million operating profit after tax – up 130% compared to December 2002.

Delfin Lend Lease is well placed for longer term earnings growth, with a 42% increase in the number of Sales Backlog lots to approximately 49,000 lots, and 75% of these located in Australia's highest growth markets.

The Lend Lease Development business contributed A$7.8 million profit after tax, of which A$1.7 million related to a provision reversal on the Darling Park 3 site. Underlying operating earnings grew by 8%. In the last six months, this business has secured three new projects, which have increased the Sales Backlog to approximately 5,900 units.

In the US, Actus Lend Lease reported an after tax profit of A$4.1 million, compared to a loss after tax of A$5.2 million in December 2002, due in part to the financial close of the Fort Campbell project in Kentucky. This result is net of A$4.5 million after tax bidding costs, compared to A$5.2 million after tax in December 2002.

Actus Lend Lease has three projects under construction contributing earnings: Fort Hood in Texas (A$397 million capital spend), Beaufort/Parris Island in South Carolina (A$199 million capital spend) and Fort Campbell in Kentucky (A$357 million capital spend).

In Europe, the Development business reported an after tax loss of A$14.5 million, which compares to a loss after tax of A$25.9 million in December 2002. The current result reflects continued bidding costs on the UK PFI hospital projects as we pursue opportunities in that sector. The December 2002 result included a A$10.5 million after tax write-down of the Shell Centre project in London.

- **Lend Lease Real Estate Investments**

Profit after tax for the continuing REI businesses was A$44.9 million for the six months to December 2003, compared to A$49.7 million in December 2002.

In Australia, the REI business reported a profit after tax of A$14.0 million, which compared to A$16.5 million profit after tax in December 2002. The decrease was primarily due to the restructure of the GPT management fee, which was effective from 1 January 2003. Management fees are expected to grow following the 13% growth in assets under management to A$13.1 billion over the last six months.

In Europe, operating profit after tax grew 36% to A$1.5 million, primarily due to a reduction in overheads. Notably, this business is now operating profitably. Investment income from the Group's 30% stake in Bluewater grew by 10% during this period. Bluewater's total value also grew by 13% to £1.6 billion (A$3.8 billion) at 31 December 2003.

ENDS

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Appendix 4D

Preliminary Half Year Report
for the period ended 31 December 2003
(previous corresponding period being
the period ended 31 December 2002)

Results for Announcement to the Market

Key Information

	December 2003 A$m	December 2002 A$m	% Change
Revenue from ordinary activities	5,167.5	5,311.9	Down 2.7%
Profit/(loss) from ordinary activities after tax attributable to members	188.2	(369.4)	Up 150.9%
Net profit/(loss) for the period attributable to members	188.2	(369.4)	Up 150.9%

Dividends

	Amount per security	Franked amount per security
Interim Dividend – Payable 17 March 2004	18 cents	Nil
Total amount per share	18 cents	Nil

The record date for determining entitlement to the interim dividend is 3 March 2004.

As per the ASX announcement on 25 July 2003, the Board has decided to suspend the Share Election Plan and Share Purchase Plan from 1 September 2003. In addition, the Board has also decided to suspend the Dividend Reinvestment Plan (DRP) from 1 October 2003. The DRP residual cash balances will be paid in March 2004 with the interim dividend.

The remainder of the information requiring disclosure to comply with listing rule 4.2A.3 is contained in the attached December 2003 Management Discussion and Analysis, December 2003 Half Year Consolidated Financial Report and the additional information section below.

Additional Information

Net Tangible Assets

	December 2003	December 2002
Net Tangible Assets per security	$5.25	$4.24

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Overview 1

Introduction 1
Segment Results Summary 1
Revised Management Structure and Reporting Basis 2
  Operating Profit After Tax 2
  Taxation – Effective Tax Rate 2
  Sale of REI Businesses 2
Capital Management 3
Dividends 3
Shareholders' Returns 3

Bovis Lend Lease (BLL) 5

Key Financial Results 5
Revenue 5
Operating Profit After Tax 5
Profitability Ratio 6
New Work Secured and Backlog GPM 6
Realised Gross Profit Analysis by Sector 7
BLL Definitions 7

Integrated Development Businesses (IDB) 9

Key Financial Results 9
Asia Pacific 9
Americas 13
Europe 15

Real Estate Investments (REI) 19

Strategic Review 19
Key Financial Results 20
Assets Under Management (AUM) for Continuing Operations 20
North America 21
  Analysis of Results 21
  Review of Discontinuing Operations 21
Australia 23
  Analysis of Results 23
  Review of Continuing Operations 23
  Review of Discontinuing Operations 25
Asia 26
  Analysis of Results 26
  Review of Continuing Operations 26
Europe 28
  Analysis of Results 28
  Review of Continuing Operations 28
  Review of Discontinuing Operations 29

Other 31

Non-Core Investments 31
Corporate 31
Group Amortisation 32
Group Treasury 32
Credit Strength 34
Statement of Financial Position (Balance Sheet) 34
Cash Flow 35
Change in Basis of Reporting – Half Year 31 December 2002 Comparatives 35

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

All figures in this announcement are expressed in Australian dollars unless otherwise specified.

The following discussion and analysis is based on the Group's Consolidated Financial Statements as at 31 December 2003 and should be read in conjunction with those Financial Statements.

Overview

Introduction

Lend Lease provides a broad range of real estate services to clients in three regions, Asia Pacific, Americas and Europe.

The principal activities are conducted through Bovis Lend Lease (BLL), Integrated Development Businesses (IDB) and Real Estate Investment services (REI). BLL provides construction, project management and design services across all regions. IDB comprises Delfin Lend Lease and Lend Lease Development in Australia; Actus Lend Lease in America; and the Public Private Partnerships (PPP), retail and urban regeneration businesses in Europe. REI's principal business is that of real estate investment management in Asia Pacific and Europe.

Lend Lease operates in 53 countries. Some of the key factors influencing the business are the state of investment and real estate markets; the level of construction activity; global economic conditions; interest rates; taxation, and regulatory legislation. However, because the Group's operations consist of providing diversified services to a broad range of clients in many geographic locations no one factor, in management's opinion, determines the Group's financial condition or the profitability of its operations.

Segment Results Summary

The financial results for the six month period ended December 2003 are summarised below. The segment results of the operating businesses exclude financing costs (which are included in Group Treasury), amortisation charges, the profit on sale of the Group's investment in IBMGSA and the write-down of the REI businesses, all of which are separately disclosed.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax[1]		Total Assets	
	December 2003 A$m	December 2002 A$m	December 2003 A$m	December 2002 A$m	December 2003 A$m	December 2002 A$m	December 2003 A$m	June 2003 A$m
Bovis Lend Lease	**3,859.4**	**4,493.4**	**73.2**	**119.4**	**44.3**	**76.0**	**2,587.8**	**2,920.5**
Integrated Development Businesses	**374.0**	**300.1**	**35.9**	**(8.2)**	**24.4**	**(0.9)**	**991.0**	**821.6**
Real Estate Investments								
Continuing operations	101.0	112.4	65.1	72.2	44.9	49.7	1,338.5	1,324.2
Discontinuing operations[2]	634.2	357.1	28.8	51.0	15.6	42.3	543.8	1,663.5
Total Real Estate Investments	**735.2**	**469.5**	**93.9**	**123.2**	**60.5**	**92.0**	**1,882.3**	**2,987.7**
Total Operating	**4,968.6**	**5,263.0**	**203.0**	**234.4**	**129.2**	**167.1**	**5,461.1**	**6,729.8**
Non-core investments[3]	**1.9**	**20.2**	**5.2**	**13.7**	**7.2**	**8.6**	**97.4**	**79.9**
Corporate								
Net corporate	12.8	6.0	(23.6)	(44.6)	(9.6)	(21.8)	263.1	256.6
Group amortisation								
Continuing operations			(24.7)	(23.6)	(24.7)	(23.6)		
Discontinuing operations[2]			(1.9)	(20.2)	(1.9)	(20.2)		
Group Treasury	26.9	22.7	6.4	(1.2)	8.3	3.0	989.3	342.6
Total Corporate	**39.7**	**28.7**	**(43.8)**	**(89.6)**	**(27.9)**	**(62.6)**	**1,252.4**	**599.2**
Total Group results before write-down of REI businesses and sale of IBMGSA	**5,010.2**	**5,311.9**	**164.4**	**158.5**	**108.5**	**113.1**	**6,810.9**	**7,408.9**
Write-down of REI businesses				(447.4)		(482.5)		
Profit on sale of IBMGSA	157.3		111.5		79.7			
Total Group	**5,167.5**	**5,311.9**	**275.9**	**(288.9)**	**188.2**	**(369.4)**	**6,810.9**	**7,408.9**

1 Operating profit/(loss) after tax is net of the amount attributable to outside equity interests of $2.9 million (December 2002; loss of $2.3 million).

2 Discontinuing operations include those businesses which have been sold or are planned to be divested. Net profit after tax from discontinuing operations was $13.7 million (December 2002; $22.1 million).

3 Non-core investment income in the period ended December 2003 principally relates to the Group's investment in Chelverton Group and THI plc, and income from IBMGSA.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Revised Management Structure and Reporting Basis

The Group's management structure has been reorganised on a regional basis. The basis of reporting included in the MD&A has changed to reflect the revised organisation structure. As a result of the reorganisation, a significant portion of the global management costs previously incurred by Real Estate Solutions (RES) and Real Estate Investments (REI) were eliminated. However, to the extent that costs are still being incurred, they are included in corporate in the Segment Results Summary. In addition, corporate costs are no longer allocated to the regions for segment reporting purposes. All corporate costs are shown gross as part of the corporate segment in the Segment Results Summary.

The Global Markets result previously reported as a separate line has now been amalgamated into the region results.

The above changes have no impact on the total Group results. The changes do however impact the classification of profit between businesses. To assist users of the Financial Statements and MD&A, a reconciliation highlighting the impact of the changes on profit is set out on page 35.

Operating Profit After Tax

Operating profit after tax, before the write-down of the REI businesses and before the inclusion of the profit from the sale of IBMGSA, declined from $113.1 million for the period ended December 2002 to $108.5 million for the period ended December 2003.

The operating profit after tax of BLL declined from $76.0 million in the period ended December 2002 to $44.3 million in the period ended December 2003. The decrease in the BLL profit was largely attributable to losses in the Asia Pacific region arising from residential projects, mainly in Canberra.

The IDB operating profit after tax increased from a loss of $0.9 million in the period ended December 2002 to a profit of $24.4 million in the period ended December 2003. The increase in IDB's operating profit after tax was due to the higher profit from Delfin Lend Lease of $4.6 million, the reduction in PFI bid costs in the UK of $1.6 million; the write-down in the Shell Centre project in December 2002 of $10.5 million and the increase in profit from Actus Lend Lease of $9.3 million.

The operating profit after tax of REI continuing operations decreased from $49.7 million in the period ended December 2002 to $44.9 million in the period ended December 2003, due to a decline in Asia Pacific of $2.5 million resulting from a change to the GPT management fee and a decrease in Asia of $2.8 million largely due to a provision against the carrying value of the Group's co-investment in APIC.

The operating profit after tax of REI discontinued operations declined from $42.3 million in the period ended December 2002 to $15.6 million in December 2003 as the result of businesses being sold during the period.

The loss after tax in corporate decreased from $62.6 million in the period ended December 2002 to $27.9 million in the period ended December 2003, principally due to a reduction in net corporate overheads of $21.0 million before tax; lower amortisation charges of $17.2 million reflecting the write off of goodwill associated with REI; and an increase in Group Treasury profit after tax of $5.3 million due to increased cash balances invested during the period.

Taxation – Effective Tax Rate

The effective tax rate on operating profit was 30.7% in the period ended December 2003 compared to 30.1% in the corresponding period to December 2002 (excluding the write-down of REI businesses).

Sale of REI Businesses

Following the completion of the REI strategic review in May 2003, Lend Lease decided to sell or exit a number of REI businesses, largely in the US. As a result, the profit for the year ended June 2003 included a charge of US$574 million ($945 million) allocated as follows:

	US$m	$m
Goodwill	148	252
Management agreements	210	351
Future income tax benefits	38	63
Other assets	56	86
Restructuring provisions and transaction costs	122	193
Total [1]	**574**	**945**

1 An amount of $482.5 million was recognised in the period ended December 2002 and the balance in the six-month period ended June 2003.

During the six-month period ended December 2003, a significant proportion of the US REI businesses were sold with the realised values being materially consistent with the provisions raised at June 2003. Further details on the status of the discontinuing REI businesses are provided in the REI section of the MD&A.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Capital Management

In June 2003 Lend Lease commenced an on-market buyback of 10% of its issued share capital (43.5 million shares) and, as at 31 December 2003, 33.4 million shares (approximately 7.6% of issued capital) had been purchased at an average cost of $9.74 per share. The buyback was suspended on 3 January 2004 and is expected to recommence on 20 February 2004 pending announcement of the December 2003 half year results.

On 12 November 2003 shareholders gave approval for a further buyback to enable the Company to buy up to an additional 44.0 million shares. The shareholders' approval of the buybacks has provided the Company with the flexibility required to use surplus cash to acquire 87.5 million shares in total.

Dividends

An interim unfranked dividend of 18.0 cents per share will be paid on 17 March 2004 (10.0 cents per share fully franked paid on 19 March 2003). The dividend pay-out ratio of is 67.9%, excluding the profit from the sale of IBMGSA (December 2002: 38.5% excluding the write-down of the REI businesses).

Shareholders' Returns

		December 2003	December 2002
EBITDA[1] (excluding write-down of REI businesses and profit from sale of IBMGSA)	$m	**191.3**	**249.1**
Earnings per share (EPS)[2] (excluding write-down of REI businesses and profit from sale of IBMGSA)	cents	**25.7**	**26.0**
Return on equity (ROE) for the financial period[3] (excluding write-down of REI businesses and profit from sale of IBMGSA)	%	**3.8**	**2.9**

1 EBITDA equals earnings before interest revenue, interest expense, income tax expense, depreciation and amortisation.
2 EPS calculation for December 2003 is derived using 421.8 million shares as the weighted average number of shares on issue during the period.
3 Represents the ratio of profit after tax for the six months to December 2003 to average shareholders' equity.

The following table provides a reconciliation of the variances in EBITDA and profit after tax.

	December 2003 $m	December 2002 $m	Increase/ (Decrease) $m
Net profit attributable to members of Lend Lease Corporation Limited[1]	**108.5**	**113.1**	**(4.6)**
Profit/(loss) attributable to outside equity interests	2.9	(2.3)	5.2
Depreciation/amortisation	33.6	76.0	(42.4)
Tax expense[1]	53.0	47.7	5.3
Net interest	(6.7)	14.6	(21.3)
Total EBITDA[1]	**191.3**	**249.1**	**(57.8)**

1 Excluding the write-down of REI businesses and profit from the sale of IBMGSA.

A comparison of ROE and EPS based on earnings both before and after amortisation is detailed below:

		December 2003		December 2002	
		Before Amortisation	After Amortisation	Before Amortisation	After Amortisation
Return on equity for the period excluding the write-down of REI businesses and profit from sale of IBMGSA[1]	%	4.4	3.8	3.9	2.9
Earnings per share excluding the write-down of REI businesses and profit on sale of IBMGSA	cents	31.4	25.7	37.4	26.0

1 ROE for the financial period before amortisation is calculated by adding back accumulated amortisation the write-down of REI US businesses and profit on sale of IBMGSA. Equity represents the average balance of equity for the period.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Shareholders' Returns continued

Excluding the impact of the write-down of REI businesses and the profit from sale of IBMGSA, EPS after amortisation decreased to 25.7 cents for the period ended December 2003 from 26.0 cents for the period ended December 2002. The decrease in operating profit after tax is partially offset by the reduction in the number of shares on issue. The decrease in EPS before amortisation from 37.4 cents per share for the period ended December 2002 to 31.4 cents per share for the period ended December 2003 reflects the loss in earnings from those businesses sold.

Excluding the impact of the write-down of REI businesses and the sale of IBMGSA, return on equity (before amortisation) for the period ended December 2003 was 4.4% compared to 3.9% for the corresponding financial period. The increase in the return on equity was due to the reduction in average shareholders' equity from $3.8 billion in the period ended December 2002 to $2.9 billion in the period ended December 2003, offset by the decrease in operating profit after tax in December 2002.

Bovis Lend Lease (BLL)

The principal activity of this business is that of construction and project management. BLL operates in 51 countries worldwide and is managed through three regions (Asia Pacific, Americas and Europe).

Key Financial Results

	Operating Revenue [1]		Realised Gross Profit Margin [2]		Operating Profit/(Loss) Before Tax		Operating Profit (Loss) After Tax [3]	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Asia Pacific	759.4	686.8	17.8	66.4	(23.2)	22.3	(18.0)	13.1
Americas	2,183.4	2,618.7	102.2	112.4	43.6	42.8	25.8	25.6
Europe	916.6	1,187.9	115.1	115.2	52.8	54.3	36.5	37.3
Total BLL	**3,859.4**	**4,493.4**	**235.1**	**294.0**	**73.2**	**119.4**	**44.3**	**76.0**

1 Revenue from Global Markets in December 2002 has been allocated to the regions as follows: Asia Pacific $12.0 million, Americas $350.7 million and Europe $129.1 million.

2 Realised GPM from Global Markets in the period ended December 2002 has been allocated to the regions as follows: Asia Pacific $4.9 million, Americas $7.8 million and Europe $11.7 million. The GPM for December 2002 has also been restated to include GPM from the BLL Europe consulting business of $8.0 million, which was previously disclosed as part of IDB. The restated results are consistent with the 30 June 2003 disclosures.

3 Operating profit after tax from Global Markets for the period ended December 2002 has been allocated to the regions as follows: Asia Pacific $2.8 million, Americas $0.7 million and Europe $0.6 million. The profit after tax relating to the transfer of the consulting business from IDB to BLL Europe is $4.5 million.

Revenue

BLL enters into a variety of contract types from 'Fee Services' contracts, where only the fee is recorded as revenue, to 'Construction Services' contracts, where the full value of the project (including third party costs) is recorded as revenue. For this reason, recorded revenues do not provide an accurate measure of the volume of work undertaken, and the ratio of operating profit to revenue is not considered to be a useful measurement of profit margin.

Total revenue for the period ended December 2003 declined to $3.9 billion from $4.5 billion for the period ended December 2002. Excluding the impact of exchange rate movements of $0.7 billion, total revenue increased by $0.1 billion.

Operating Profit After Tax

BLL's operating profit after tax was $44.3 million for the period ended December 2003, a 42% decrease on the period ended December 2002. Operating profit after tax for the period ended December 2003 has been adversely affected by foreign exchange movements of $0.7 million.

Asia Pacific

Operating profit after tax for the Asia Pacific business declined from a profit after tax of $13.1 million in the period ended December 2002 to a loss of $18.0 million in the period ended December 2003. This is primarily due to recognition of forecast after tax losses of $37.4 million on residential projects, mainly in Canberra. Under Australian accounting standards, forecast project losses are recognised immediately and are not apportioned on a percentage of completion basis.

The losses were primarily the result of three residential design and construction contracts which were underpriced. The situation was further exacerbated by significant escalation in trade costs fuelled by the residential construction demand in the region. Management deficiencies in Canberra have been addressed and the Group believe the expected losses have been fully provided for.

The losses in Australia were partly offset by higher profits in Asia arising from work in the Telecommunications sector.

Americas

Operating profit after tax for the Americas increased from $25.6 million in the period ended December 2002 to $25.8 million in the period ended December 2003, an increase of $0.2 million which included a $0.9 million increase due to exchange rate movements. Realised GPM of $102.2 million was $10.2 million lower than for the period ended December 2002 due to the timing of the income recognition from large projects.

The Actus Lend Lease business, including the construction management income, is reported as an Integrated Development Business.

Europe

Operating profit after tax for the European business decreased marginally from $37.3 million in the period ended December 2002 to $36.5 million in the period ended December 2003. The operating profit after tax has been impacted by exchange rate gains of $2.2 million and by delays in closing a number of healthcare PFI projects.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Bovis Lend Lease (BLL) continued

Profitability Ratio

The profitability ratio for the period ended December 2003 of 31.1%, represents a decrease of 9.5% on the period ended December 2002. The decline in profitability reflects the impact of the losses from Canberra in the Asia Pacific region.

New Work Secured and Backlog GPM

New Work Secured is the value of GPM procured in the financial period. Backlog GPM is the expected GPM to be realised in future financial periods from the total contracts committed at the end of a financial period. The following table provides a summary of New Work Secured for the period ended December 2003 and the Backlog GPM at that date.

	Opening Backlog GPM at June 2003 $m	Foreign Exchange Adjustment [1] $m	Significant Adjustments to Backlog [5]	New Work Secured (GPM) to December 2003 $m	Backlog GPM Realised to December 2003 $m	Closing Backlog GPM at December 2003 $m
Asia Pacific	89.3		(7.0)	46.2	(63.7)	64.8
Americas	218.7	6.3		88.4	(102.2)	211.2
Europe	256.0	4.1	(21.3)	112.7	(115.1)	236.4
BLL Backlog	**564.0**	**10.4**	**(28.3)**	**247.3**	**(281.0)**	**512.4**
PPP (facilities management) [2, 3]	41.9	0.3		0.4	(1.4)	41.2
Actus Lend Lease [3]	54.7	1.5		55.6	(23.7)	88.1
Total Secured Backlog GPM	**660.6**	**12.2**	**(28.3)**	**303.3**	**(306.1)**	**641.7**
Preferred bidder but not reached financial close [4]	212.4	6.2		254.7		473.3
Total preferred bidder and reached financial close	**873.0**	**18.4**	**(28.3)**	**558.0**	**(306.1)**	**1,115.0**

1 The foreign exchange adjustment arises due to the difference in hedged exchange rates used for the year ended June 2003 to those used for the period ended December 2003.
2 Facilities management Backlog GPM only includes ten years of any contract.
3 The GPM from Actus Lend Lease and the facilities management GPM from the European Healthcare and other PPP projects are reported as part of IDB.
4 Closing Backlog comprises; European PPP business ($152.5 million) and Actus Lend Lease ($320.8 million).
5 Significant adjustments to Backlog GPM comprise $7.0 million to reflect losses associated with the residential projects in Asia Pacific and $21.3 million reduction in the scope of major PFI projects in Europe.

The BLL closing Backlog GPM was $512.4 million as at December 2003, a decrease of 9% over the balance as at June 2003 of $564.0 million. The value of New Work Secured for the period ended December 2003 was $247.3 million, a 39% decrease on the New Work Secured in the period ended December 2002 of $408.3 million. In addition, BLL and Actus Lend Lease have a number of projects in Europe and the Americas respectively for which they are designated preferred bidder. These projects are expected to contribute a further $473.3 million to Backlog GPM on the assumption they reach financial close.

The Backlog GPM as at December 2003 is expected to emerge or be realised over future reporting periods as follows:

	Six Months to June 2004 %	Year Ending June 2005 %	Post June 2005 %	Total %
Asia Pacific	49	39	12	100
Americas	39	46	15	100
Europe	34	25	41	100
Total BLL	**38**	**36**	**26**	**100**
Actus Lend Lease	21	25	54	100
PPP (facilities management)	4	8	88	100
Total Actus Lend Lease and PPP [1]	**16**	**19**	**65**	**100**
Preferred bidder but not reached financial close	4	15	81	100
Total preferred bidder and reached financial close	**21**	**25**	**54**	**100**

1 The GPM from Actus Lend Lease and PPPs is reported as part of IDB.

As at December 2003, 38% of BLL's Backlog GPM is projected to be realised as profit in the six-months to June 2004. The proportion of BLL secured Backlog GPM to be realised beyond an 18-month time frame remained constant at 26%.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Bovis Lend Lease (BLL) continued

Realised Gross Profit Analysis by Sector

The strategy for BLL is to reduce the volatility of its earnings by operating in a diverse range of industries and geographies. In addition, BLL has developed strong relationships with a number of key customers that provide BLL with recurring income.

The following table details the GPM earned by sector for the six months ended December 2003.

	December 2003 GPM (%)	December 2002 GPM (%)
Commercial/Office	35%	23%
Retail	18%	12%
Residential	(11%) [1]	12%
Healthcare	9%	7%
Pharmaceutical	10%	7%
Mixed-use	6%	6%
Infrastructure/Government	3%	6%
Education	10%	6%
Industrial	3%	4%
Transportation/Aviation	3%	4%
Communications	8%	2%
Hotel	1%	2%
Sport/Leisure Culture	(2%)	1%
Other	7%	8%
Total	**100%**	**100%**

1 Negative GPM contribution reflects losses from residential projects in Australia.

Definitions

Backlog Gross Profit Margin (Backlog GPM): The expected GPM to be earned for the balance of work to be completed under existing construction contracts. As construction contracts are progressively completed, Backlog GPM declines. As new work is secured, Backlog GPM is replenished. Backlog GPM is calculated using the current period hedged rates.

Construction Service Contract: BLL commits to the delivery of a completed project with negotiated time, cost and quality specifications. Typically, BLL enters into a fixed price contract, but may also be entitled to all or a share of any construction cost savings. Conversely, BLL has the risk of any cost overruns. These contracts may involve BLL undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated.

Fee Service Contract: BLL provides management services on construction projects for clients. Under a standard form of fee services contract, BLL has no contractual responsibility for the overall construction of a project. Fees negotiated for this type of contract usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk.

Financial Close: This is the point at which the parties to a project procured under a public sector Private Finance Initiative (PFI) or Public Private Partnerships (PPPs) contract are irrevocably committed through the execution of unconditional contracts. It is normally evidenced by the draw-down of funding for the project to commence development and construction activities.

New Work Secured – Gross Profit Margin (New Work Secured): Represents the estimated total project profit margin to be earned by BLL from projects which were secured during a financial period. When a written offer is accepted, the New Work Secured GPM becomes part of Backlog GPM.

Preferred Bidder: This is the point in a PPP project when the public sector client formally notifies one bidder that it has been selected from the short list of service providers, and intends to negotiate the contract with the preferred bidder on an exclusive basis. While this notification is a non contractual arrangement, it does however confirm the client's intention to proceed to financial close.

Prime: Prime contracting is a form of PPP developed by the UK Ministry of Defence (MoD) to rationalise and improve its procurement process for new assets. The MoD gains and uses a new or improved asset which is designed, constructed and maintained by the private sector partner for an agreed period, under agreed terms, while financing remains with the MoD.

Private Finance Initiatives (PFIs): A PFI is a form of PPP. It is a service contract in which a public body or authority gains and uses a new or improved capital asset which is designed, constructed and operated by the private sector partner for an agreed period, typically 30 years. The private sector partner arranges finance with the public sector entity, paying for provision of services over the contract term.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Bovis Lend Lease (BLL) continued

Definitions continued

Profitability Ratio: Represents the ratio of profit before tax to realised GPM.

Public Private Partnerships (PPPs): PPPs bring the public and private sectors together in an arrangement, usually a contract, to secure a defined mutual benefit by better integration of their respective skills.

Realised Gross Profit Margin (Realised GPM): Total project revenue less direct project related costs, such as payments to subcontractors and staff, site and other costs incurred by BLL that are directly attributable to the project. It does not include the allocation of any general (or indirect) overheads.

During project construction, it is Lend Lease's policy not to recognise profit on projects other than to cover overheads until the outcome of the contracts can be reliably determined and they are at least 50% complete. Forecast losses are recognised in full when identified.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB)

Key Financial Results

	Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	June 2003 $m
Asia Pacific								
Delfin Lend Lease	173.5	126.9	40.3	32.4	28.0	23.4	330.3	283.2
Lend Lease Development	23.3	16.0	10.1	8.1	7.8	6.8	313.6	254.9
	196.8	**142.9**	**50.4**	**40.5**	**35.8**	**30.2**	**643.9**	**538.1**
Americas								
Actus Lend Lease [1]	156.5	131.5	8.8	(11.8)	4.1	(5.2)	105.8	63.6
Other Projects		2.0	(1.8)		(1.0)		16.0	11.7
	156.5	**133.5**	**7.0**	**(11.8)**	**3.1**	**(5.2)**	**121.8**	**75.3**
Europe								
Healthcare [1]	9.5	5.2	(17.4)	(10.6)	(11.8)	(7.3)		
Defence [1]			0.3	(7.3)	0.2	(5.1)		
Retail	4.5	9.5	(0.8)	2.3	(0.6)	1.5		
Other	6.7	9.0	(3.6)	(21.3)	(2.3)	(15.0)		
	20.7	**23.7**	**(21.5)**	**(36.9)**	**(14.5)**	**(25.9)**	**225.3**	**208.2**
Total	**374.0**	**300.1**	**35.9**	**(8.2)**	**24.4**	**(0.9)**	**991.0**	**821.6**

1 The construction profit after tax and Backlog GPM associated with these projects are included in BLL.

Asia Pacific

Delfin Lend Lease

The Delfin Lend Lease business is focused on the development of large-scale urban communities. The emphasis is on sustainable social, environmental and economic solutions through planning, urban design and infrastructure provision. The developments are often carried out in partnership with a landowner and generally the payments for land are linked to the proceeds from the sale of land lots. This achieves a lower risk profile as the development and resulting cash flows can be phased according to market conditions. The Delfin Lend Lease model ensures landowners' interests are aligned to those of the Company in terms of risk and returns.

The increase in operating profit after tax of $4.6 million from $23.4 million in the period ended December 2002 to $28.0 million in the period ended December 2003 reflects an increased level of sales by volume and price, particularly in south-east Queensland. Included within the December 2002 result is $11.2 million profit after tax from the sale of the North Lakes project to our joint venture partner. Excluding the North Lakes profit in December 2002, the December 2003 result represents a $15.8 million increase over the corresponding period for the prior year.

The following table provides a summary of Delfin Lend Lease projects:

	December 2003	December 2002 [3]
Number of trading projects	22	21
Number of residential lots settled during the financial period	2,209	1,641
Gross sales value of residential lots settled during the period [1]	$242.5m	$141.7m
Pre-sales (sold but not yet settled at the end of the period) [2]	$284.8m	$188.9m

1 Sales revenue reflects gross revenue from projects including revenue in joint venture projects.
2 Pre-sales represent contracts entered into prior to December 2003 which have not settled and therefore do not form part of operating profit in the current period. These sales are expected to settle in future financial periods.
3 The December 2002 result includes sales from the North Lakes project until the date of its disposal.

Integrated Development Businesses (IDB) continued

Asia Pacific continued

Delfin Lend Lease continued

	As at December 2003	As at June 2003
Sales Backlog (number of lots) [1]		
Zoned	32,900	34,500
Unzoned [2]	16,000	- [3]
Total number of lots	**48,900**	**34,500**

1 *Sales Backlog includes the total number of lots in both Company owned and joint venture projects.*
2 The number of unzoned Backlog lots is likely to vary with the completion of the community master plan and finalisation of zoning approval.
3 There is no comparative for 30 June 2003 as all Delfin Lend Lease projects had zoning approvals at that time.

The portfolio of Delfin Lend Lease projects is set out below:

Region	No of Projects	Zoned Backlog (No of Lots)	Average Project Life Remaining
South-east Queensland	7	13,200	9 years
Melbourne	6	8,400	7 years
Sydney	4	7,100	11 years
South Australia, Northern Territory, Far North Queensland	5	4,200	5 years
Total	**22**	**32,900**	

New projects secured during the period:

- Celebration
  A development agreement was executed to develop approximately 16,000 lots plus a town centre and mixed precincts at a 2,000 hectare site in the Brisbane/Gold Coast corridor over the next 25 years. Subject to the necessary government approvals, construction is expected to commence within three years. This project is included in unzoned sales Backlog.
- Waterford
  Agreements have been secured with individual landowners to consolidate a 115-hectare site south of Brisbane into 1,200 lots over a five-year period. The project is subject to local government approvals and is expected to commence within two years. This project is included in zoned Sales Backlog.
- ComLand
  A share sale agreement was executed on 22 January 2004 with the Commonwealth Government for the acquisition of ComLand Limited for $165 million. ComLand was the landowner and 50% development partner with Delfin Lend Lease on the St Marys (Sydney) and Edgewater (Melbourne) projects. Sales Backlog of approximately 6,000 lots is already reflected in the Delfin Lend Lease zoned Backlog lots analysis. Settlement is expected by mid-2004.

Key highlights for the Delfin Lend Lease business during the period:

- The Quay at Varsity Cove
  Construction commenced on the first stage of the medium density development at the Varsity Lakes project on Queensland's Gold Coast. Development of The Quay is being undertaken by Delfin Lend Lease and will feature 143 apartments and terrace homes on a three hectare waterfront site. All stage one units have been pre-sold.
- Mawson Lakes Town Centre
  Stage one of the town centre in the mixed-use retail/commercial precinct was opened at the Mawson Lakes community project in Adelaide, which is a joint venture with the Government of South Australia.
- Caroline Springs Town Centre
  Construction of the retail centre within the town centre at the Caroline Springs master planned community in Melbourne has commenced and is expected to be completed prior to the end of the 2004 calendar year.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Asia Pacific continued

Lend Lease Development

The Lend Lease Development business is principally focused on the development of large scale integrated mixed used urban residential projects with an emphasis on built-form products.

Lend Lease Development is currently involved in seven large urban residential development projects: four in Sydney; one in Melbourne; and two in south-east Queensland. Two established projects in Sydney; Jacksons Landing and Olympic Village/Newington, are predominantly residential developments but include commercial, industrial and retail precincts. The development at Victoria Harbour in Melbourne is a waterfront regeneration project and will include residential, commercial and retail precincts. A further project, St Patricks, is a smaller, premium residential project in Sydney. Lend Lease Development is also engaged in three non residential development projects.

The Lend Lease Development profit after tax for the period ended December 2003 includes $6.1 million from residential projects in Sydney.

The following table provides a summary of the Lend Lease Development urban residential projects.

	December 2003	December 2002
Number of projects	7	4
Number of residential lots/exchanged during the period [1]	124	238
Revenue from residential lots/dwellings sold [2]	$137.8m	$91.9m
Pre-sales on committed projects (revenue not brought to account) [3]	$78.4m	$155.0m

1 Number of residential lots exchanged during the period will only contribute to sales revenue if the project is more than 50% complete.

2 Sales revenue reflects gross sales from projects including sales from joint venture projects. These projects are equity accounted in the Lend Lease Consolidated results. Operating revenue ($33.5 million in the six months ended 31 December 2003) is determined after equity accounting the Lend Lease Development interest in joint ventures.

3 Pre-sales represent contracts entered into prior to December 2003. These sales do not form part of operating profit in the current period as the projects are not yet 50% complete. The decline in pre-sales between December 2002 and December 2003 reflects the timing of the release of new products to the market.

Sales Backlog (number of lots/dwellings) as at December 2003 was 5,880. This represents an increase of 580 lots from the total Backlog lots/dwellings at 30 June 2003 of 5,300. The portfolio of projects that comprise Sales Backlog at December 2003 is as follows:

Project	Backlog (no of lots/dwellings)	Project Life Remaining
Olympic Village/Newington, Sydney	520	3 years
Jacksons Landing, Sydney	550	3 years
Victoria Harbour, Melbourne	2,270	19 years
St Patricks, Sydney	120	4 years
Rouse Hill, Sydney	1,510	9 years
Hyatt Coolum, Queensland	530	7 years
Twin Waters, Queensland	380	7 years
Total	**5,880**	

Lend Lease Development is also involved in three non residential projects:

Project	Investment/Inventory as at December 2003 $m	Investment/Inventory as at June 2003 $m	Status
Fox Retail and Entertainment Precinct, Sydney	4.6	5.0	Continue to review options
Darling Park Stage III, Sydney	20.8	15.0	Continue to review options
Hickson Road	-	-	Completion March 2004

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Asia Pacific continued

Lend Lease Development continued

The major new projects secured during the period were:

- Rouse Hill
  Lend Lease Development has entered into a joint venture with General Property Trust (GPT) to develop the Rouse Hill Regional Centre in Sydney's north-west corridor, valued at over $1 billion. Lend Lease Development holds a 51% interest and GPT holds a 49% interest in the joint venture. The Project Delivery Agreement was signed in October 2003 with our partners, The Department of Infrastructure, Planning and Natural Resources and Landcom. A master plan development application was submitted on 19 November 2003. The master plan includes a regional mixed-use town centre which will include a full range of retail, entertainment, community, commercial and leisure. Over 1,500 residential lots/dwellings will be developed to create an environmentally and socially sustainable community.

- Twin Waters Resort
  Lend Lease Development, in a joint venture with GPT, acquired the Twin Waters Resort and surrounding land on 31 October 2003. The acquisition price was $41 million. Lend Lease Development holds a 51% interest and GPT holds a 49% interest in the project. Design and planning of Stage one of the Twin Waters Resort residential development has commenced. The project is forecast to deliver 380 lots/dwellings to be sold over seven years.

- Hyatt Coolum
  Lend Lease Development acquired the Hyatt Regency Coolum and surrounding land for $31.1 million on 22 September 2003. Design and planning of the first precinct, the Ambassador Precinct, has commenced. The project is forecast to deliver 530 lots/dwellings to be sold over seven years.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Americas

Overview of Businesses

In the US, IDB is conducted primarily through Actus Lend Lease. In addition, the US business has one development project in San Francisco.

Actus Lend Lease

The business involves major privatisation and other construction services for the military. The primary focus of Actus Lend Lease is the privatised military housing programme for all branches of the US military. Revenue and operating profit for the period ended December 2003 reflects the fact that financial close was reached on the Fort Campbell privatisation project in December 2003.

Operating profit after tax and minority interest of $4.1 million in the period ended December 2003 represents a $9.3 million increase over the net losses of $5.2 million after tax in the period ended December 2002. This is primarily attributable to the fee income from the privatisation projects and the development fee recognised on Fort Campbell.

New Work Secured (NWS) and Backlog GPM

	Opening Backlog at June 2003 $m	Foreign Exchange Adjustment $m	New Work Secured (GPM) to December 2003 $m	Realised GPM to December 2003 $m	Closing Backlog GPM at December 2003 [1] $m
Projects in operational status (secured)	54.7	1.5	55.6	(23.7)	88.1
Projects in preferred bidder status (awarded)	65.7	4.1	251.0		320.8
Total	**120.4**	**5.6**	**306.6**	**(23.7)**	**408.9**

1 Backlog GPM disclosed represents ten years' Backlog from facilities management.

Privatisation Projects

The current status of Actus Lend Lease projects is set out below:

Base	Status	Estimated Number of Units	Estimated Capital Spend [1] $m	Contract Length	Contract End Date
Fort Hood, Texas	operational	5,900	397	50 years	2051
Beaufort Military Complex, South Carolina	operational	1,700	199	50 years	2053
Fort Campbell, Kentucky	operational	4,300	357	50 years	2054
Hickam AFB, Hawaii	preferred bidder	1,300	362	50 years	2054
Army RCI, Hawaii	preferred bidder	7,700	2,899	50 years	2055
Fort Drum, New York	preferred bidder	3,500	453	50 years	2055
Total		**24,400**	**4,667**		

1 Over the initial development period of the project

Major new projects awarded during the period included:

- Army RCI, Hawaii
  In August 2003, Actus Lend Lease was selected preferred bidder for the Army RCI Hawaii project, the largest military housing privatisation project for the US Department of Defence, and has begun work in conjunction with the Army on the Community Development Management Plan (CDMP). The CDMP is expected to be completed in the first half of 2004 and the project is expected to reach financial close towards the end of the 2004 calendar year.

  The Army RCI Hawaii project covers the building and renovation of over 7,700 homes, as well as the development of numerous community centres and other community amenities in the initial ten-year development period. The development scope for the project is valued at approximately US$1.6 billion (A$2.9 billion).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Americas continued

Overview of Businesses continued

Actus Lend Lease continued

Privatisation Projects continued

- Hickam AFB
  In October 2003, the US Air Force selected Actus Lend Lease as the preferred bidder developer for this project. Actus Lend Lease and the US Air Force are currently working together to finalise the contract. The project is expected to reach financial close during 2004.

  The Hickam Housing Privatisation Initiative Project involves the building and renovation of 1,300 homes, involving an expenditure of approximately US$200 million (A$362 million) over the first five years.

- Fort Drum
  Actus Lend Lease was selected as the preferred bidder on the Fort Drum project in December 2003. The project is expected to reach financial close in 2005.

  The Fort Drum project includes the building and renovation of 3,500 homes with an expenditure of approximately US$250 million (A$453 million) over the first five years.

Military Construction Projects (MILCON)

In addition to the privatised military housing programme the US Government also procures construction services from Actus Lend Lease. These projects are bid on a design and construction fixed price basis.

Other

Piers Development Project, San Francisco

The only development project in the Americas is The Piers on the San Francisco waterfront. Lend Lease currently holds a 52% interest in the San Francisco Cruise Terminal joint venture. This venture has an exclusive right to negotiate with the Port of San Francisco to develop Piers 30–32. The project will be a mixed-use development with the construction of the residential portion expected to commence during the second half of the financial year. Capitalised costs of US$8.5 million (A$11.9) million relating to this project are included in inventory as at December 2003.

The loss after tax of $1.0 million in the period to December 2003 for Other Projects represents costs incurred during the period relating to other IDB opportunities which are no longer being pursued. These costs are not recurring.

Integrated Development Businesses (IDB) continued

Europe

The IDB business in Europe includes Public Private Partnership (PPP) projects in the healthcare and defence sectors, as well as retail developments and urban community projects.

The operating loss after tax of $14.5 million for the period ended December 2003 represents an improvement of $11.4 million over the corresponding period ended December 2002. The prior period loss of $25.9 million included a charge for a provision in respect of the Shell Centre project ($10.5 million after tax) following the refusal of planning permission for the development.

The GPM in relation to construction services provided in respect of the PPP projects is included in BLL's profit after tax.

Healthcare

Lend Lease is active in the UK healthcare sector as a member of consortia bidding for hospital projects under the UK Government Private Finance Initiative (PFI). These projects are secured in partnership with a finance provider and other subcontractors. If successful, the consortium is awarded a concession (typically 30-35 years), to finance, design, construct and operate the hospital facilities. These responsibilities are contracted to a project company in which all members of the consortium invest. Bovis Lend Lease enters into subcontracts with the project company to design and construct the facilities, and to provide certain facilities management services for the operational period of the concession.

The operating loss after tax includes bid costs of $9.7 million (pre tax) written off in the half year.

Construction Backlog GPM on secured PPP projects is included within BLL Backlog GPM. In addition, Backlog GPM associated with projects at preferred bidder stage is shown on Page 6.

During the period Burnley Hospital reached financial close. This project will provide a newly constructed hospital wing comprising a 170-bed inpatient accommodation, a renal unit and an outpatients department. The concession period of the project is 30 years. On 15 January 2004, Havering Hospital reached financial close. This project will provide a new 859-bed acute care hospital for Barking, Havering and Redbridge Hospitals NHS Trust, together with the provision of a full range of non-clinical services, including a managed equipment service, under a 36-year concession agreement.

Defence

The Defence business is principally involved in the provision of services in the UK for Defence Estates, the property arm of the Ministry of Defence (MoD). The service provision varies between contracts but primarily the work is performed under Prime contracts in joint venture arrangements. Lend Lease, as part of the joint venture, takes on the construction contract while the other joint venture partner takes on the compliance and core services (i.e. facilities management) contract. In line with more conventional construction projects, the term Prime contractor means that Lend Lease is the single point of responsibility for the management and delivery of the construction portion of the contract, including coordinating and integrating the activities of the complete supply chain. Under Prime contracts, the contractor does not provide any financing or equity to the contract; as is the case with PFI contracts.

In November 2003, Debut South West Limited, a joint venture between Lend Lease and Babcock International Group plc, was appointed preferred bidder to undertake the South West Regional Prime contract. The contract has a capital value of approximately $1.3 billion, of which the construction value is approximately $640 million. The contract will include a wide range of activities from the construction of jetties to dredging channels and a variety of multi-site construction projects for the three divisions of the armed forces in the south west of England. The contract is expected to reach financial close by April 2004.

As Lend Lease works under a joint venture arrangement, the facilities management revenue is earned by the joint venture partners and thus not reflected in the accounts. All bid costs are recognised under IDB whilst project revenue and expenses are reflected within BLL once the contracts are operational.

Backlog GPM associated with projects at preferred bidder stage is shown on page 6.

Other

A further four PFI projects are underway in Education and two for government accommodation.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Europe continued

Public Private Partnership (PPP) Project Summary

The status of current PPP projects as at 31 December 2003 was:

	Construction Revenue $m[1]	Facilities Management Revenue Backlog $m[2]	Committed Equity $m[8]	Current Status	End Date
Healthcare					
Calderdale Hospital (UK)	228.1[3]	49.6	1.8	operational	May 2031
Worcester Hospital (UK)	218.4[3]	100.5	4.2	operational	Dec 2031
Hexham Hospital (UK)	73.0[3]	19.4	1.8	operational	Apr 2033
Burnley Hospital (UK)	71.1	6.6	2.6	under construction	Jun 2033
Brescia Hospital (Italy)	39.4		4.5	under construction	Jun 2021
Roehampton Hospital (UK)	142.3	4.7		under construction	Dec 2034
Havering Hospital (UK)	519.9	48.3		under construction	Jan 2040
Manchester Hospital (UK)	828.6	63.5		preferred bidder	Sep 2038
Leeds Hospital (UK)	453.5	121.3		preferred bidder	Mar 2037
Defence					
SLAM (UK)[4,5,7]	1,194.8			under construction	2009
South West Regional Prime (UK)[6,7]	643.0			preferred bidder	2011
Education					
Newcastle Schools (UK)	118.4	36.2	5.0	under construction	Mar 2029
Lincoln Schools (UK)	46.2	14.7	2.9	under construction	Sep 2032
Lillian Bayliss School (UK)	34.4	10.5	2.1	under construction	Aug 2029
Cork Maritime (Ireland)	76.9	22.3	6.0	under construction	Aug 2029
Other					
Treasury 1 (UK)	301.6[3]	60.9	11.3	operational	Aug 2037
Treasury 2 (UK)	387.7	76.6	10.2	under construction	Aug 2037
	5,377.3	**635.1**	**52.4**		

1 The construction profit after tax and Backlog GPM associated with these projects are included in BLL.
2 Facilities management Revenue Backlog disclosed is only for ten years. All PFI contracts run for 25-35 years.
3 Construction phase of these projects has been completed.
4 The Single Living Accommodation Modernisation (SLAM) project has no predetermined end date; it is expected to run off over seven years.
5 SLAM involves building, refurbishing and maintaining the living accommodation at military bases across the United Kingdom. The project is being delivered by Debut Services Limited, a joint venture between BLL and Babcock International Group plc.
6 South West Prime involves delivering a range of multi-site construction projects for the three divisions of the armed forces in the south-west of England. The project is to be delivered by Debut South West Limited, a joint venture between BLL and Babcock International Group plc.
7 Defence projects are procured as Prime contracts, not under PFI.
8 Committed equity refers to loan stock and equity contributions that have been paid or in which Lend Lease has a future commitment to invest.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Europe continued

Urban Regeneration

The European business is currently pursuing a number of urban community opportunities in the UK. The key project secured to date is the Greenwich Peninsula.

Project	Highlights	Inventory as at December 2003 $m	Inventory as at June 2003 $m	Expected Profit
Greenwich Peninsula, London	– A Lend Lease joint venture with Quintain Estates & Development plc has an agreement with English Partnerships giving it exclusive rights to develop the Greenwich Peninsula in London, some 190 acres. – Under the agreement the joint venture entity, Meridian Delta Limited (MDL), will lease 43 acres incorporating the Millennium Dome and surrounding areas from English Partnerships. MDL will concurrently issue a lease to the Anschutz Entertainment Group (AEG) for 9.5 acres in which AEG will, subject to planning consent, build and manage a world-class sports and leisure arena. – MDL will be granted land management rights to the remaining 147 acres of the Peninsula. – On 16 April 2003, the London Borough of Greenwich unanimously resolved to grant planning permission, subject to the negotiation of Section 106 agreements. The Mayor of London has subsequently indicated that he will not direct refusal following agreement on a variety of issues including the provision of affordable housing. Also, the central government has agreed not to call in the planning application.	15.4	13.8	2006 – 2018

Retail and Other

Lend Lease's ongoing development activities are structured to have a low risk profile by 1) operating on a fee-for-work basis with incentive fees linked to increases in asset value, or 2) where Lend Lease uses its own capital to secure sites, only commencing development when an exit strategy is supported via pre-commitments from investors and the project is significantly pre-let.

Project	Highlights	Inventory as at December 2003 $m	Inventory as at June 2003 $m	Expected Profit
Chapelfield, Norwich	– Conditionally forward sold to Capital Shopping Centres plc (CSC). – In December 2002, CSC contributed £40 million of funding towards development, in line with the contract. – A second payment will be made following practical completion (expected in 2005), subject to the centre being 70% let by value and area. – The centre is 52% pre-let by value and 62% pre-let by area.	216.9	163.1	2005/06

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses (IDB) continued

Europe continued

Retail and Other continued

Project	Highlights	Inventory as at December 2003 $m	Inventory as at June 2003 $m	Expected Profit
Tres Aguas	– Lend Lease sold its 50% interest in Tres Aguas on 13 June 2003. In addition to the proceeds received, there is an earn-out payment to be calculated for the calendar years ending December 2003 and December 2004. The earn-out is capped at €2.1 million (A$3.9 million) and is subject to the trading of the centre.	-	-	2003/04 and 2004/05
Shell Centre	– As noted in the June 2003 MD&A, the Company is appealing against the refusal of planning permission on the Shell Centre project in London, and management believes there is a reasonable chance of success. – All costs associated with this project were fully provided at 30 June 2003. There were no material developments on the project during the period.	-	-	-

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI)

Strategic Review

On 29 May 2003, Lend Lease announced the finalisation of the REI strategic review, which concluded that Lend Lease should exit or sell a significant proportion of the REI businesses, principally in the US.

Lend Lease has made good progress in exiting the US real estate investments markets (both equity and debt).

Lend Lease remains committed to certain regional real estate services and management businesses. In Australia it will continue to operate the asset and funds management businesses of GPT, APPF, Property Securities, various other investment funds and retail property management services. In Asia, Lend Lease manages APIC & APIC II and retail property management businesses. In Europe, the business will essentially comprise the retail centre funds management and property management business (including the Lend Lease Retail Partnership; Lend Lease Overgate Partnership; the retail centres of Bluewater, Solihull and Overgate); and Generali Lend Lease (GLL).

The following table details those businesses sold or being exited. These businesses have been treated as discontinuing operations in the Group's Consolidated Financial Statements.

Entity/Business	Region	Purchaser/Intention	Current Status	Effective Sale Date
US Equity Advisory	US	Morgan Stanley	Sold	20 November 2003
HCI	US	Muni Mae	Sold	1 July 2003
CapMark	US	GMAC	Sold	14 July 2003
Asset Management – North America	US	GMAC	Sold	14 July 2003
Asset Management – Mexico	US	GMAC	Sold	11 December 2003
Debt Advisory	US	GMAC	Sold	24 December 2003
Program Lending	US	GMAC	Sold	29 July 2003
Lend Lease Hyperion JV	US	GMAC	Sold	12 August 2003
HFF	US	Management	Sold	17 June 2003
Cordia Senior Living	US	Management	Sold	30 June 2003
Winn Residential	US	Winn Residential	Sold	16 December 2003
Lend Lease Mortgage Capital	US	Wachovia Corporation	Sold	12 December 2003
Structured Finance	US	CDP Capital Real Estate Advisory, Inc	Sold	12 December 2003
Lend Lease Agri-Business	US	Rabobank	Sold	30 September 2003
Lend Lease US Office Trust	Australia	Management change	Transferred	18 November 2003
Lend Lease REI GmbH	Europe	First Islamic Investment Bank	Sold	26 November 2003
Global Fund Advisory	Global	Management	Sold	6 February 2004
Lend Lease Houlihan Rovers	Europe	Intended disposal	In negotiation	
Lend Lease Rosen	US	Intended disposal	In negotiation	
Rosen Consulting	US	Intended disposal	In negotiation	
VEF series co-mingled fund platform	US	Intended disposal	In negotiation	
Asia Debt	Asia	Intended disposal	In negotiation	

Although no sales have been agreed or specific arrangements announced in respect of Lend Lease Rosen; Rosen Consulting; the VEF series co-mingled funds; Lend Lease Houlihan Rovers; the Asian Debt business and the US REI co-investments Lend Lease intends to exit these businesses and co-investments and, accordingly, they have been classified as discontinuing operations for the purposes of the Group's Consolidated Financial Statements.

Real Estate Investments (REI) continued

Key Financial Results

The key financial results of the continuing and discontinuing operations are shown in the following table.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Continuing Operations								
Australia	46.6	47.6	17.7	23.2	14.0	16.5	161.3	143.2
Asia	5.9	2.4	1.6	3.3	0.5	2.3	95.4	90.1
Europe	38.2	49.8	33.1	32.6	23.0	23.2	716.3	754.4
North America [1]	10.3	12.6	12.7	13.1	7.4	7.7	365.5	336.5
Total continuing operations	**101.0**	**112.4**	**65.1**	**72.2**	**44.9**	**49.7**	**1,338.5**	**1,324.2**
Discontinuing Operations								
Australia	1.0	1.8	0.3	1.0	0.3	0.8	0.7	1.9
Asia	1.0	15.2	(5.1)	(6.1)	(5.3)	(4.7)	34.4	69.2
Europe	10.6	14.2	1.3	0.8	1.3	0.9	159.4	176.2
North America	621.6	325.9	32.3	55.3	19.3	45.3	349.3	1,416.2
Total discontinuing operations	**634.2**	**357.1**	**28.8**	**51.0**	**15.6**	**42.3**	**543.8**	**1,663.5**
Total	**735.2**	**469.5**	**93.9**	**123.2**	**60.5**	**92.0**	**1,882.3**	**2,987.7**

1 Refers to investment income from King of Prussia.

Operating profit after tax from continuing operations decreased to $44.9 million for the period ended December 2003 compared to $49.7 million for the period ended December 2002, largely due to a decrease in the profit after tax of $2.5 million in Australia resulting from a restructure of the GPT management fee, and a decrease in profit after tax of $1.8 million in Asia due to a write-down in APIC.

Operating profit after tax from discontinuing operations decreased $26.7 million to $15.6 million for the period ended December 2003 compared to $42.3 million for the period ended December 2002, as the sales of the discontinued businesses were completed.

Assets Under Management (AUM) for Continuing Operations

		Australia A$b	Asia US$b	Europe £b	December 2003 Total A$b	June 2003 Total A$b
AUM at beginning of financial period [1]		**11.6**	**0.6**	**1.9**	**17.4**	**16.2**
Additions		1.3			1.3	3.0
Reductions		(0.3)			(0.3)	(2.2)
Net revaluations		0.5		0.2	0.9	0.7
Exchange loss [2]					(0.4)	(0.3)
AUM at end of financial period		**13.1**	**0.6**	**2.1**	**18.9**	**17.4**
Period movement in AUM	%	12.9	-	10.5	8.6	7.4
AUM at end of financial period (excluding foreign currency impacts)	A$b	**13.1**	**1.0**	**5.2**	**19.3**	**17.7**
Exchange loss [2]			(0.2)	(0.2)	(0.4)	(0.3)
AUM at end of financial period	A$b	**13.1**	**0.8**	**5.0**	**18.9**	**17.4**
Period movement in continuing AUM (excluding currency changes)	%				10.9	9.2

1 Assets Under Management (AUM) represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.
2 Exchange gains/(loss) arise from exchange rate movements in translating AUM in local currency between June 2003 and December 2003.

AUM for continuing operations increased $1.5 billion (8.6%) to $18.9 billion as at December 2003, compared to $17.4 billion as at June 2003. Excluding the impact of currency changes, AUM for continuing operations increased 10.9%.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America

Operating Businesses

The REI North America business consisted of real estate equity investment, real estate debt services and certain related real estate activities. As at December 2003, Lend Lease had sold or exited all REI businesses with the exception of the VEF series, Lend Lease Rosen and Rosen Consulting Group.

All North America businesses have been included in discontinuing operations with the exception of King of Prussia.

Co-investments

Lend Lease is to exit its US co-investments over time. Accordingly, income earned on co-investments for the period ended December 2003 is categorised as discontinuing operations and constitutes investment income in the Analysis of Results table following.

Analysis of Results

	Operating Income [2]		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Continuing Operations						
Investment income – King of Prussia [1]	10.3	12.6	10.3	13.5	5.9	7.9
Gain/(loss) on FX hedge			2.4	(0.4)	1.5	(0.2)
Total continuing operations	**10.3**	**12.6**	**12.7**	**13.1**	**7.4**	**7.7**
Discontinuing Operations						
Businesses sold by December 2003	65.7	311.0	9.9	44.1	6.6	37.8
Businesses yet to be sold:						
VEF series co-mingled fund platform	4.9	8.1	1.7	4.7	1.2	4.0
Lend Lease Rosen	9.9	4.5	3.9	(0.4)	2.0	(0.5)
Rosen Consulting	2.9	4.0	1.0	0.7	0.3	0.3
Investment income	8.8	6.1	8.8	5.9	5.2	3.5
Equity accounted profits	0.3	1.8	0.3	1.8	0.2	1.1
Gain/(Loss) on FX hedge			6.7	(1.5)	3.8	(0.9)
Total discontinuing operations	**92.5**	**335.5**	**32.3**	**55.3**	**19.3**	**45.3**
Total	**102.8**	**348.1**	**45.0**	**68.4**	**26.7**	**53.0**

1 The decline in investment income from King of Prussia relates to asset management income transferred to Morgan Stanley.
2 Includes items not classified as revenue and excludes the proceeds from the sale of businesses.

Review of Discontinuing Operations

Businesses Sold by 31 December 2003

As noted on page 19, a number of businesses were sold during the period. These businesses contributed a profit after tax of $6.6 million until the effective sale date. In addition, a net profit/loss after tax of $0.5 million was realised on the sale of these businesses.

Businesses Yet to be Sold

Lend Lease continues to explore options to exit its investment in the VEF Series (VEF), Lend Lease Rosen and the Rosen Consulting Group. These businesses contributed a profit after tax of $3.5 million during the six months ended December 2003.

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Investment Income

The table below summarises investment income earned for the period ended December 2003.

	December 2003 Total		December 2002 Total	
	US$m	A$m	US$m	A$m
Investment Management – Equity				
Yarmouth Capital Partners II (YCP II)			(4.9)	(8.8)
VEF series	1.5	2.2	3.0	5.4
Other	0.5	0.7	1.0	1.9
	2.0	**2.9**	**(0.9)**	**(1.5)**
Commercial Credit				
Asset management portfolios	2.7	3.9	3.9	7.0
Debt management funds and portfolios	0.9	1.3	0.3	0.6
High yield debt funds	0.5	0.7		
	4.1	**5.9**	**4.2**	**7.6**
Total investment income	**6.1**	**8.8**	**3.3**	**6.1**

Total investment income increased US$2.8 million to US$6.1 million for the period ended December 2003, compared to US$3.3 million for the period ended December 2002. The movement is largely attributable to the prior period, including US$4.9 million of provisions in respect of the YCP II portfolio, partly offset by higher income from the VEF series.

Equity Accounted Profits

Equity accounted profits for the period ended December 2003 represent income earned on Lend Lease's 50% interest in Lend Lease Hyperion (A$0.3 million). Lend Lease sold its 50% interest in Lend Lease Hyperion on 12 August 2003.

Real Estate Investments (REI) continued

Australia

The REI Australia business is conducted through two business units:

- Investment Management, which includes the management of General Property Trust (GPT), Australian Prime Property Fund (APPF) and the Real Estate Securities business.
- Retail Property Management, which manages a number of Australian retail centres on behalf of investors such as GPT, APPF and external joint owners.

Following a general meeting of unitholders held on 14 November 2003, Lend Lease US Office Trust (LLUSOT) Management was removed as the manager of LLUSOT. The results of LLUSOT management up to this date have been included in discontinuing operations.

Analysis of Results

	Continuing Operations		Discontinuing Operations		Combined	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Operational Revenues						
Annuity fees	31.5	33.6	1.0	1.8	32.5	35.4
Transaction fees	11.4	11.4			11.4	11.4
Total operational revenues	**42.9**	**45.0**	**1.0**	**1.8**	**43.9**	**46.8**
Expenses	(27.9)	(24.4)	(0.7)	(0.8)	(28.6)	(25.2)
Net operating income	**15.0**	**20.6**	**0.3**	**1.0**	**15.3**	**21.6**
Investment income	2.0	1.8			2.0	1.8
Equity accounted profits	0.7	0.8			0.7	0.8
Profit before tax	**17.7**	**23.2**	**0.3**	**1.0**	**18.0**	**24.2**
Income tax expense	(3.7)	(6.7)		(0.2)	(3.7)	(6.9)
Profit after tax	**14.0**	**16.5**	**0.3**	**0.8**	**14.3**	**17.3**

Review of Continuing Operations

Profit before tax from continuing operations decreased $5.5 million to $17.7 million for the period ended December 2003, compared to $23.2 million for the period ended December 2002. The movement is principally due to a change in the basis upon which the GPT management fee is calculated, offset by an increase in fees resulting from the growth in assets under management and lower expenses in December 2002 due to a one-off reversal of expense accruals for which no liability remained.

Profit after tax decreased $2.5 million to $14.0 million for the period ended December 2003 compared to $16.5 million for the period ended December 2002. The effective tax rate decreased from 29% to 21% due to the reversal of a prior year over provision for income tax.

Assets Under Management (AUM)

		AUM at June 2003 $b	Additions $b	Reductions $b	Net Revaluations $b	AUM at December 2003 $b
General Property Trust (including Darling Park Trust)		6.9	0.6		0.2	7.7
Australian Prime Property Fund		1.7	0.7		0.1	2.5
Real Estate Securities		2.9		(0.2)	0.2	2.9
Other accounts		0.1		(0.1)		
Total continuing operations AUM		**11.6**	**1.3**	**(0.3)**	**0.5**	**13.1**
Period movement in AUM	%					12.9%

AUM from continuing operations increased $1.5 billion to $13.1 billion as at December 2003 compared to $11.6 billion as at June 2003. The increase was largely due to capital expenditure by GPT and APPF on major retail projects and acquisitions by APPF and GPT, including a 25% interest in Governor Phillip and Governor Macquarie Towers by each fund, and a 50% interest in Westfield Marion by APPF.

Real Estate Investments (REI) continued

Australia continued

Review of Continuing Operations continued

Net Operating Income

Net operating income decreased $5.6 million to $15.0 million for the period ended December 2003 compared to $20.6 million for the period ended December 2002. Key movements in net operating income are analysed below.

Annuity Fees

The movement in annuity fees is summarised as follows:

	December 2003 $m	December 2002 $m	Increase/ (Decrease) $m
Asset management fees	20.1	24.0	(3.9)
Retail property management fees	8.4	8.6	(0.2)
Investment management fees	3.0	1.0	2.0
Total annuity fees	**31.5**	**33.6**	**(2.1)**

Asset management fees decreased $3.9 million to $20.1 million for the period ended December 2003. The decrease in asset management fees is mainly attributable to a restructure of the management fee received from GPT, offset by an increase in fees due to growth in AUM for GPT and APPF.

The basis upon which the GPT management fee is calculated was changed with effect from 1 January 2003. The new fee structure includes a base management fee of 0.40% per annum of gross assets (previously 0.55%) and the introduction of a performance fee component calculated six-monthly as 5% of the total return above the S&P/ASX Property 200 Accumulation Index. The total fee is capped at 0.55% per annum. Lend Lease did not earn a performance fee from GPT for the period ended December 2003.

Retail property management fees are generally based on a percentage of gross rental income generated from the management of shopping centres on behalf of GPT, APPF and external joint owners. Retail property management fees decreased by $0.2 million to $8.4 million for the period ended December 2003 from $8.6 million in the period ended December 2002. This decline is due to the sale of two shopping centres in the prior year, offset by higher rental from other centres due to increased floor space. Lend Lease managed 18 shopping centres as at December 2003.

Investment management fees relate to the Real Estate Securities business. The increase of $2.0 million in investment management fees is largely attributable to a retrospective fee adjustment impacting the six months ended December 2002, together with increased fees resulting from the growth in assets under management (AUM). Real Estate Securities AUM increased by $0.4 billion (16%) to $2.9 billion as at December 2003, compared to $2.5 billion as at December 2002.

Transaction Fees

Transaction fees totalled $11.4 million for the period ended December 2003 (December 2002: $11.4 million). The variances in individual components are summarised as follows:

	December 2003 $m	December 2002 $m	Increase/ (Decrease) $m
Leasing fees	4.2	5.2	(1.0)
Development management fees	6.2	5.6	0.6
Incentive fees	0.8	0.3	0.5
Other fees and income	0.2	0.3	(0.1)
Total transaction fees	**11.4**	**11.4**	**-**

Leasing fees decreased $1.0 million due to reduced development leasing activity in centres managed on behalf of GPT and APPF and a decline in operational activity resulting from the sale of two shopping centres.

Development management fees increased $0.6 million to $6.2 million in the period ended December 2003. The increase was a result of increased retail development activities in retail centres managed on behalf of GPT and APPF. Major projects that continued redevelopment during the financial period included Erina Fair ($210 million) and Melbourne Central ($226 million). In addition, fees have been generated from the $228 million Rouse Hill development being carried out, in conjunction with Lend Lease Development, and the $178 million redevelopment of Macarthur Square.

Real Estate Investments (REI) continued

Australia continued

Review of Continuing Operations continued

Net Operating Income continued

Transaction Fees continued

Incentive Fees

Incentive fees increased by $0.5 million to $0.8 million in the period ended December 2003 from $0.3 million for the period ended December 2002. The increase is mainly attributable to fees earned on the sale of assets by Real Estate Partners I.

Expenses

Total expenses from continuing operations increased $3.5 million to $27.9 million for the period ended December 2003 compared to $24.4 million for the period ended December 2002. The increase is attributable to the reversal, in December 2002, of expense accruals from prior periods for which no liability remained.

Other Income

Investment Income

Investment income increased $0.2 million to $2.0 million for the year ended December 2003 compared to $1.8 million in December 2002 and relates to income earned on Lend Lease's co-investments in APPF (December 2003: $1.7 million; December 2002: $1.5 million) and Real Estate Partners I (December 2003: $0.3 million, December 2002: $0.2 million).

Equity Accounted Profits/(Losses)

Equity accounted profit for DPT Operators was largely in line with the previous year at $0.7 million.

Funds Investment Performance

Detailed below are the latest available returns for certain REI funds compared to appropriate benchmarks, where applicable.

Investment	Region	Before Fees Leveraged Returns % 1 year	3 years	5 years	AUM [1] $b
Private Equity Flagship Funds at 30 June 2003					
Australian Prime Property Fund – Retail	Australia	17.8	13.7	12.3	1.7
Australian Prime Property Fund – Commercial	Australia	9.1	8.8	8.6	0.6
Australian Prime Property Fund – Industrial	Australia	12.2	12.4	11.7	0.2
Industry Benchmark at 30 June 2003					
Mercers Diversified Property Fund Index	Australia	11.9	10.8	10.7	
Real Estate Securities	Australia	9.9	12.9	10.4	2.9
Industry Benchmark at 30 June 2003					
S&P/ASX 200 Property Accumulation Index	Australia	8.8	11.7	9.3	
Public Equity Flagship Funds at 30 June 2003					
General Property Trust	Australia	8.2	10.3	7.1	7.7
Industry Benchmark at 30 June 2003					
S&P/ASX 200 LPT Property Accumulation Index	Australia	8.8	11.7	9.3	

1 Represents amounts included in Assets Under Management (AUM) at June 2003 of $13.1 billion.

Review of Discontinuing Operations - LLUSOT

Profit after tax from discontinuing operations decreased $0.5 million to $0.3 million for the period ended December 2003 due to the termination of the LLUSOT management rights on 18 November 2003.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Asia

In May 2003, Lend Lease announced its intention to discontinue its distressed debt business in Asia and focus its efforts on the management of APIC, which Lend Lease is transforming into a retail asset fund. APIC remains an integral part of Lend Lease's real estate investments business in the Asia Pacific region.

Lend Lease will continue to manage the Lend Lease International Distressed Debt Fund (IDDF) but is exploring options for exiting this business.

Continuing operations include the management of the Asia Pacific Investment Company (APIC), Asia Pacific Investment Company No 2 (APIC II), and property management services provided to APIC II for its retail assets.

Discontinuing operations include the Asian asset management business, which is involved in the acquisition, management, servicing and resolution of sub-performing and non-performing loan and real estate portfolios (including the management of IDDF).

Analysis of Result

	Continuing Operations		Discontinuing Operations		Combined	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Operational Revenues						
Annuity fees	3.6	6.0	7.0	8.3	10.6	14.3
Transaction fees	0.7	3.2	0.9	6.5	1.6	9.7
Total operational revenues	**4.3**	**9.2**	**7.9**	**14.8**	**12.2**	**24.0**
Expenses	(1.4)	(5.9)	(6.2)	(14.8)	(7.6)	(20.7)
Net operating income	**2.9**	**3.3**	**1.7**		**4.6**	**3.3**
Investment income	(1.3)		(6.8)	(6.1)	(8.1)	(6.1)
Profit/(loss) before tax	**1.6**	**3.3**	**(5.1)**	**(6.1)**	**(3.5)**	**(2.8)**
Income tax expense/(benefit) [1]	(1.1)	(1.0)	(0.2)	1.6	(1.3)	0.6
Profit/(loss) after tax before minorities	**0.5**	**2.3**	**(5.3)**	**(4.5)**	**(4.8)**	**(2.2)**
Minority interests				(0.2)		(0.2)
Profit/(loss) after tax	**0.5**	**2.3**	**(5.3)**	**(4.7)**	**(4.8)**	**(2.4)**

1 *Income tax expense is net of the tax benefit on the profit/(loss) on the foreign exchange hedge.*

Review of Continuing Operations

Profit After Tax

Profit after tax from continuing operations decreased $1.8 million to $0.5 million for the period ended December 2003, compared to a profit after tax of $2.3 million for the period ended December 2002. The variance was largely attributable to a reduction in investment income ($1.3 million) and reduction in net operating income ($0.4 million).

Annuity Fees

Annuity fees relate to advisory fees for the management of APIC and property management fees derived from major retail assets owned by APIC II. Annuity fees decreased $2.4 million (40%) to $3.6 million for the period ended December 2003 compared to $6.0 million for the period ended December 2002. The decline was attributable to a decrease in the advisory fees from 1% to 0.85% relating to the management of APIC and a change in the advisory fee structure of APIC II, effective from July 2003. The new fee structure is more closely aligned to the performance of the underlying assets.

Investment Income

The loss of $1.3 million in investment income from continuing operations relates to a provision taken against the carrying value of the Group's co-investment in APIC.

Real Estate Investments (REI) continued

Asia continued

Review of Continuing Operations continued

Profit After Tax continued

Transaction Fees

Transaction fees decreased by $2.5 million from $3.2 million in the period ended December 2002 to $0.7 million for the period ended December 2003, due to the following;

- Development management fees of $0.2 million (December 2002: $1.4 million) were derived from the management of development activities on assets owned by APIC II. The decrease in fees of $1.2 million for the period was due to the completion of the Parkway Parade project in the six-months ended December 2002.
- Leasing fees, which represent income generated from leasing of retail and office space at Parkway Parade, declined $1.0 million to $0.5 million in the period ended December 2003. This was largely attributable to the completion of the Parkway Parade project in the previous year.

Expenses

Total expenses from continuing operations decreased $4.5 million to $1.4 million for the period ended December 2003 compared to $5.9 million for the period ended December 2002 due to a reduction in overhead expenses of $1.6 million. In addition, the period ended December 2002 included costs associated with the REI (HK) Global Properties team of $2.4 million, and expenditure incurred to establish a joint venture with Tokyu before negotiations were suspended in August 2002 ($0.5 million).

Assets Under Management (AUM) - Continuing Operations

		AUM at June 2003 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2003 US$b
APIC		0.2				0.2
APIC II		0.4				0.4
Total continuing operations AUM		**0.6**	-	-	-	**0.6**
Period movement in AUM	%	0.0				0.0

AUM from continuing operations is consistent with June 2003.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe

Lend Lease continues to operate its retail asset and property management businesses, hold investments in retail property funds and assets, and in certain joint venture arrangements, including:

- the asset management of Bluewater, Overgate and Touchwood (including Lend Lease's 30% direct ownership in Bluewater);
- the management of the Lend Lease Retail Partnership (LLRP) and the Lend Lease Overgate Partnership (LLOP);
- the property management of UK retail shopping centres; and
- investments in Generali Lend Lease (GLL).

Non-retail activities are referred to in the Analysis of Results below as discontinued operations.

Analysis of Results

	Continuing Operations			Discontinuing Operations			Combined	
	December 2003 Retail £m	December 2002 Retail £m	December 2003 Retail A$m	December 2003 Other £m	December 2002 Other £m	December 2003 Other A$m	December 2003 Total A$m	December 2002 Total A$m
Annuity fees	3.4	3.2	8.4	4.3	3.8	10.4	18.8	19.8
Transaction fees	0.1	1.8	0.1		1.2		0.1	8.5
Total operational revenues	**3.5**	**5.0**	**8.5**	**4.3**	**5.0**	**10.4**	**18.9**	**28.3**
Expenses	(2.5)	(4.8)	(5.7)	(4.4)	(4.1)	(10.6)	(16.3)	(25.2)
Net operating income/(loss)	**1.0**	**0.2**	**2.8**	**(0.1)**	**0.9**	**(0.2)**	**2.6**	**3.1**
Investment income	11.7	11.9	28.4	0.6	(0.6)	1.5	29.9	31.9
Equity accounted (loss)/profit	(0.2)	0.1	(0.5)				(0.5)	0.6
Profit before tax (before FX hedge)	**12.5**	**12.2**	**30.7**	**0.5**	**0.3**	**1.3**	**32.0**	**35.6**
Gain/(loss) on FX hedge			2.4				2.4	(2.2)
Profit before tax (after FX hedge)	**12.5**	**12.2**	**33.1**	**0.5**	**0.3**	**1.3**	**34.4**	**33.4**
Income tax expense [1]	(3.8)	(3.6)	(10.1)				(10.1)	(9.3)
Profit after tax	**8.7**	**8.6**	**23.0**	**0.5**	**0.3**	**1.3**	**24.3**	**24.1**

1 The income tax expense is net of tax effect on FX hedge gain/loss.

Review of Continuing Operations

Profit after tax from continuing operations increased £0.1 million to £8.7 million for the period ended December 2003 compared to £8.6 million for the period ended December 2002. The key movements are explained on the next page.

Annuity Fees

Annuity fees for the period ended December 2003 increased by £0.2 million due to an increase in property management fees, which are generated from the management of retail centres (Bluewater, Overgate and Touchwood).

Transaction Fees

There were no significant transaction fees in the period. The period ended December 2002 included incentive fees of £1.6 million derived from the sale of LLRP performance fee shares.

Expenses

Expenses decreased £2.3 million to £2.5 million for the period ended December 2003. The cost reductions are due to savings identified as part of the Group-wide repositioning project undertaken last year.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe continued

Review of Continuing Operations continued

Investment Income

	Period ended December 2003 Total £m	Period ended December 2002 Total £m
Bluewater, Kent	10.1	9.2
Lend Lease Retail Partnership	0.6	0.7
Lend Lease Overgate Partnership	1.0	1.1
Other		0.9
Total investment income	**11.7**	**11.9**

Bluewater investment income of £10.1 million relates to the Net Operating Income (NOI) of Bluewater derived from Lend Lease's 30% direct interest (30% at December 2002). The increased NOI is due to the improved performance of the retail centre.

Lend Lease Retail Partnership (LLRP) investment income of £0.6 million relates to Lend Lease's 4.95% (December 2002: 5.02%) interest in LLRP, which owns 25% of Bluewater and 100% of Touchwood. The income has decreased as a result of Lend Lease selling participations in the LLRP.

Lend Lease Overgate Partnership (LLOP) investment income of £0.9 million relates to Lend Lease's 30.7% interest in LLOP.

Equity Accounted (Losses)/Profits

Equity accounted losses of £0.2 million relate to Lend Lease's effective 40% interest in Generali Lend Lease (GLL), a joint venture with the Assicurazioni Generali S.P.A. group.

Assets Under Management (AUM) - Continuing Operations

	AUM at June 2003 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at December 2003 £b
Investment Management – Equity					
Bluewater	1.4			0.2	1.6
Joint ventures/separate accounts [1]	0.2				0.2
Overgate [2]	0.1				0.1
Touchwood [3]	0.2				0.2
Total continuing operations AUM	**1.9**			**0.2**	**2.1**
Period movement in AUM					10.5%

1 Includes Lend Lease's proportional share of AUM from Generali Lend Lease.
2 Includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership.
3 Includes Lend Lease's 4.95% indirect interest in the Touchwood Solihull retail centre via the Lend Lease Retail Partnership.

AUM from continuing operations increased £0.2 billion (10.5%) to £2.1 billion for the period ended December 2003, compared to £1.9 billion at June 2003 largely due to a revaluation of the Bluewater Shopping Centre.

Review of Discontinuing Operations

Discontinuing operations comprise Lend Lease Houlihan Rovers, the Global Fund Advisor and the investment in the German Industrial Property Fund. The German Industrial Property Fund and the Global Fund were sold with effect from 26 November 2003 and 6 February 2004 respectively. Lend Lease is exploring options regarding the exit of Lend Lease Houlihan Rovers.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe continued

Review of Discontinuing Operations continued

Investments and Co-investments

The following table summarises co-investments at December 2003, as well as future commitments to co-investments.

Investment	Region	Investment December 2003 $m	Future Commitments $m	Total Commitments $m	Indicative Fund Liquidation	Lend Lease Share of Income December 2003[1] $m
Continuing						
Asia Pacific						
Australian Prime Property Fund	Australia	51.3		51.3	Open ended	1.7
Real Estate Partners I	Australia	1.4	0.5	1.9	2005	0.3
Real Estate Partners II	Australia		10.0	10.0	2010	
Asia Pacific Investment Company	Asia	34.1		34.1	2005	(1.3)
Asia Pacific Investment Company II	Asia	36.7		36.7	2009	
Total Asia Pacific		**123.5**	**10.5**	**134.0**		**0.7**
Europe						
Lend Lease Retail Partnership	Europe	57.8	1.8	59.6	2011[2]	1.5
Lend Lease Overgate Partnership	Europe	106.6	4.3	110.9	2008[3]	2.4
Total Europe		**164.4**	**6.1**	**170.5**		**3.9**
Total Continuing		**287.9**	**16.6**	**304.5**		**4.6**
Discontinuing						
Asia Pacific						
Lend Lease International Distressed Debt Fund	Asia	**31.4**	**94.9**	**126.3**	**2008**	**(6.8)**
Europe						
Lend Lease European Real Estate Securities SICAV	Europe	19.4		19.4	Open ended	
Total Europe		**19.4**	-	**19.4**		
North America						
Value Enhancement Fund III	US	12.8		12.8	2005	0.5
Value Enhancement Fund IV	US	21.1		21.1	2007	(0.3)
Value Enhancement Fund V	US	34.8	13.9	48.7	2008	2.0
YCP II	US	38.6		38.6	2004	
Lend Lease Real Estate Securities	US	17.1		17.1	Open ended	0.6
Other	Various	36.4		36.4	Various	6.0
Total North America		**160.8**	**13.9**	**174.7**		**8.8**
Global						
Lend Lease Global Properties Fund SICAF	Global	**138.9**		138.9	2009	
Total discontinuing		**350.5**	**108.8**	**459.3**		**2.0**
Total co-investments		**638.4**	**125.4**	**763.8**		**6.6**

1 *Represents Lend Lease's share of income earned before tax.*
2 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Retail Partnership has a 40-year life ending in 2039.
3 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Overgate Partnership has a 40-year life ending in 2040. Lend Lease's co-investment is required to be at least a minimum of 10% of subscribed capital to the end of the fund's life.

Investment earnings from Australian co-investments, European retail co-investments, and the co-investments in APIC and APIC II have been classified as continuing operations for the purpose of the Consolidated Financial Statements.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other

Non-Core Investments

Non-core investments includes those investments that are not integral to Lend Lease operations, such as IBM Global Services (IBMGSA) in Australia, Lend Lease Asia Water Trust in Asia, and Chelverton and THI in Europe.

The segment results for the period ended December 2003 are summarised below:

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	June 2003 $m
Asia Pacific								
IBMGSA - trading result	1.9	5.3	1.9	5.3	1.4	3.8	80.0	59.8
IBMGSA - profit on sale	157.3		111.5		79.7			
Capital Services		0.9	4.0	0.7	6.3	0.1	6.0	4.0
	159.2	**6.2**	**117.4**	**6.0**	**87.4**	**3.9**	**86.0**	**63.8**
Europe								
Capital Services		14.0	(0.7)	7.7	(0.5)	4.7	11.4	16.1
	159.2	**20.2**	**116.7**	**13.7**	**86.9**	**8.6**	**97.4**	**79.9**

Asia Pacific

The profit after tax for the period ended December 2003 of $87.4 million principally includes the profit on sale of IBMGSA of $79.7 million, a write-back of a provision of $4.1 million, and a tax benefit of $2.2 million from the write-back of an overprovision of prior years' tax.

Europe

European investments in Capital Services comprises Chelverton and THI. The interest in the retail development site in Katowice, Poland was sold in January 2004. Lend Lease has a 14.3% interest in THI which is in administration. Provisions were raised in prior periods to cover exposures to this investment. No distributions were received from the THI liquidator during the period.

Total assets of $11.4 million relate to loans to the Chelverton Group.

Corporate

Corporate comprises central overheads, net of revenue and recoveries from the Group's operating businesses, finance costs and amortisation.

	Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	June 2003 $m
Group Services	(23.6)	(44.6)	(9.6)	(21.8)	263.1	256.6
Amortisation	(26.6)	(43.8)	(26.6)	(43.8)		
Group Treasury	6.4	(1.2)	8.3	3.0	989.3	342.6
Total Corporate	**(43.8)**	**(89.6)**	**(27.9)**	**(62.6)**	**1,252.4**	**599.2**

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Corporate continued

Group Services

Corporate overheads are made up as follows:

	December 2003 $m	December 2002 $m
Gross corporate costs	40.3	70.0
Less: Recoveries from operating businesses	(11.6)	(19.4)
Lend Lease Foundation	(3.6)	(2.9)
Other	(1.5)	(3.1)
Operating loss before tax	**23.6**	**44.6**
Operating loss after tax	**9.6**	**21.8**

Gross corporate overheads decreased by $29.7 million to $40.3 million for the period ended December 2003. This decrease is a result of overhead savings achieved from the review undertaken last year. The December 2002 corporate costs of $70.0 million include costs relating to Global RES and Global REI businesses previously disclosed in the segment results of those businesses. In the period ended December 2003, these costs have either been eliminated or are included as part of the gross corporate costs of $40.3 million.

Savings in gross corporate costs were partly offset by lower recharges to the Group's operating businesses of $11.6 million compared to $19.4 million in the prior financial period. This recharge represents a charge for superannuation costs to the Asia Pacific region of $7.0 million and a charge of $4.6 million to the BLL business for costs incurred by the Global Markets Group.

Group Amortisation

Amortisation charges are in respect of management agreements and goodwill which are reported at the Group, not business unit, level.

	Book Value		*Amortisation Charge*	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m
Management Agreements	57.8	662.2	1.5	9.8
Goodwill	624.9	853.4	20.2	35.4
Other intangible assets	2.7	4.3	0.1	0.9
Total Group amortisation			**21.8**	**46.1**
FX hedge allocation (after tax)			4.8	(2.3)
Amortisation adjusted for FX hedge allocation			**26.6**	**43.8**

The amortisation charge was significantly reduced as a result of the sale of US REI businesses and the write-down of the US REI goodwill and management agreement book values.

Group Treasury

	Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2003 $m	December 2002 $m	December 2003 $m	December 2002 $m	December 2003 $m	June 2003 $m
Interest revenue	26.6	22.2	18.9	15.3		
Interest expense and borrowing costs	(27.9)	(36.7)	(16.0)	(21.6)		
Net hedge benefit	7.7	13.3	5.4	9.3		
Total Group Treasury	**6.4**	**(1.2)**	**8.3**	**3.0**	**989.3**	**342.6**

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Group Treasury continued

Interest Revenue and Borrowing Costs

Interest revenue increased by $4.4 million to $26.6 million (before tax) in the period ended December 2003. This was due to higher average cash balances during the period resulting from the sale of US REI businesses net of outflows from the share buyback. Throughout the year excess cash over working capital requirements was consolidated in Australia. This cash was invested in commercial paper and bank bills issued by financial intermediaries and corporates with an acceptable investment grade credit rating. The credit risk on cash investments is managed through a Board-approved credit policy. As most of the interest revenue is earned in Australia, there is minimal impact from foreign exchange movements.

Borrowing costs primarily relate to interest on the $500 million medium term note due July 2005 and the US$250 million guaranteed notes due June 2005. Borrowing costs for the period ended December 2003 were $27.9 million before tax (December 2002: $36.7 million). The change for the period comprises interest costs of $22.0 million (December 2002: $37.5million) and foreign exchange hedge loss allocation of $5.9 million (December 2002: $0.8 million gain). The reduction in the net interest expense and borrowing costs of $8.8 million from December 2002 to December 2003 is due to a combination of lower US dollar interest rates and higher capitalised interest of $3.2 million (December 2002: $1.3 million). Interest rates on the Group's borrowings are 70% fixed and 30% floating.

Net Hedge Benefit

A net hedge benefit of $7.7 million before tax, was earned on the Group's hedging of foreign exchange exposures of non Australian dollar denominated cash flows (2002: gain of $13.3 million before tax). This decline is primarily due to lower US dollar hedges as US dollars were repatriated to Australia following the sale of the US REI businesses.

The impact of foreign exchange movements included in the Statement of Financial Performance of $23.5 million differs from net hedge benefits disclosed above, as gains and losses arising on hedging the Group's foreign denominated earnings (being a gain of $10.2 million) are allocated to the relevant business unit's operating profit before tax, interest and amortisation. Further, the foreign exchange gains on transactions of $5.6 million are allocated to the relevant business unit segment result.

Lend Lease uses forward foreign exchange contracts to hedge a proportion of forecast revenue and GPM from foreign operations. This hedging results in the following proportions of foreign denominated earnings being hedged:

	Year Ending 30 June 2004		Year Ending 30 June 2005		Year Ending 30 June 2006	
	Portion Hedged	Average Rate of Underlying Hedge Contracts	Portion Hedged	Average Rate of Underlying Hedge Contracts	Portion Hedged	Average Rate of Underlying Hedge Contracts
Foreign Operations						
US dollars	70-100%	0.51 cents	50-70%	0.56 cents	10-30%	0.62 cents
Pounds Sterling	70-100%	0.39 cents	50-70%	0.38 cents	10-30%	0.39 cents
Euro	70-100%	0.59 cents	50-70%	0.57 cents	-	-

Due to the appreciation of the Australian dollar in the current year, a foreign exchange gain of $10.2 million before tax (December 2002: loss of A$2.7 million) was recognised in the period ended December 2003. This gain is allocated to the regional business unit's operating profit before tax, interest and amortisation.

Additionally, where Lend Lease hedges business unit cash flows, any foreign exchange gains and losses arising on the hedges are allocated directly to the relevant business unit's operating profit.

The impact of foreign exchange movements on the Group's net assets is detailed in the Foreign Currency Translation Reserve (FCTR). In the period ended December 2003 the negative movement in foreign exchange reduced reserves by $11.3 million.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Credit Strength

Management principally analyses credit strength in terms of interest coverage. The key borrowing ratios are shown below.

		December 2003	June 2003
Cash [1]	A$m	1,456.8	867.2
Borrowings	A$m	853.2	884.6
Total equity	A$m	2,838.4	3,007.6
Borrowings to total assets	%	12.5	11.8
Gross debt to shareholders' equity	%	30.1	29.4
Net (cash)/debt to shareholders' equity	%	(21.3)	0.6
Debt to shareholders' equity plus debt	%	23.1	22.7
Credit rating (Standard and Poors/Moody's)	Rating	BBB/Baa2	A-/Baa2
Interest coverage [2]	Times	8.7	7.7
Interest coverage target	Times	6.0	6.0

1 In addition to closing cash balance of $1,456.8 million, an amount of $129.0 million is held in short term investments.

2 Calculated as EBITDA (excluding the write-down of REI US businesses and sale of IBMGSA) plus interest revenue divided by net borrowing costs (which includes capitalised borrowing costs), excluding foreign exchange benefit.

Statement of Financial Position (Balance Sheet)

Balance Sheet Summary by Major Component

	December 2003 $m	June 2003 $m	Increase/ (Decrease) $m
Cash	1,456.8	867.2	589.6
Real estate development inventories	1,058.0	937.0	121.0
Real estate development investments	114.8	98.9	15.9
Real estate co-investments	604.1	694.7	(90.6)
Other real estate investments	240.4	611.8	(371.4)
Other investments	129.3	42.8	86.5
Goodwill	624.9	700.0	(75.1)
Management agreements	57.8	432.9	(375.1)
Borrowings	(853.2)	(884.6)	31.4
Other net assets/(liabilities) [1]	(594.5)	(493.1)	(101.4)
Shareholders' equity	**2,838.4**	**3,007.6**	**(169.2)**

1 Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax, dividend payment offset by profit for the period.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Cash Flow

The following table summarises the major cash flows for the period ended December 2003.

	Period ended December 2003 $m	Year ended June 2003 $m
Cash at the beginning of financial period	**867.2**	**904.1**
Summary of major cash transactions during financial period		
Operating Activities		
Net receipts in the course of operations [1]	321.1	265.2
Net property development (expenditure)/receipts	(34.9)	28.9
Tax payments	(46.8)	(145.6)
Net interest received/(paid)	3.5	(26.3)
Other operating cash receipts	34.0	69.2
Net cash provided by operating activities	**276.9**	**191.4**
Other Cash Transactions		
Payment of dividends	(85.9)	(80.9)
Share buyback	(310.7)	(15.2)
Proceeds from sale of REI businesses [2]	516.5	
Net REI co-investments	(3.4)	(166.5)
Net mortgage loans, tax credit properties and commercial paper investments receipts/(payments)	58.7	(69.6)
Proceeds on sale of investments (including IBMGSA)	88.8	159.4
Net borrowing proceeds	134.5	
Purchase of controlled entities	(53.0)	(38.2)
Other net cash flows	(32.8)	(17.3)
Net cash generated/(deployed) for financial period	**589.6**	**(36.9)**
Closing cash balance at end of financial period [3]	**1,456.8**	**867.2**

1 Net receipts in the course of operations for the period ended 31 December 2003 included an amount of $134.9 million (December 2002: $43.9 million) being an inflow relating to the Group's foreign exchange hedging activities including hedging of receivables, payables, revenue, expenses and intercompany transactions and loans.

2 Proceeds from sale of REI businesses includes controlled entities, investments and various assets and operations of the underlying businesses.

3 In addition to closing cash balance of $1,456.8 million, an amount of $129.0 million is held in short term investments.

Change in Basis of Reporting - Half Year December 2002 Comparatives

The Group's management structure has been reorganised on a regional basis. The basis of reporting included in the MD&A has changed to reflect the revised organisation structure. As a result of the reorganisation, a significant portion of the global management costs previously incurred by Real Estate Solutions (RES) and Real Estate Investments (REI) were eliminated. However, to the extent that costs are still being incurred they are included in corporate in the Segment Result Summary. In addition, corporate costs are no longer allocated to the regions for segment reporting purposes. All corporate costs are shown gross as part of the corporate segment in the Segment Results Summary.

The above changes have no impact on the total Group results. The changes do however impact the classification of profit between businesses. To assist users of the Financial Statements and MD&A, a reconciliation highlighting the impact of the changes on profit is set out overleaf.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Change in Basis of Reporting - Half Year December 2002 Comparatives continued

	Profit Before Tax			Profit After Tax		
	Previous Basis of Reporting December 2002 $m	Current Basis of Reporting December 2002 $m	Movement $m	Previous Basis of Reporting December 2002 $m	Current Basis of Reporting December 2002 $m	Movement $m
Bovis Lend Lease						
Asia Pacific	20.7	22.3	1.6	11.6	13.1	1.5
Americas	37.9	42.8	4.9	23.1	25.6	2.5
Europe	44.3	54.3	10.0	30.0	37.3	7.3
Global Markets [6]	5.7		(5.7)	4.1		(4.1)
Global Management	(13.0)		13.0	(9.1)		9.1
	95.6	**119.4**	**23.8** [1]	**59.7**	**76.0**	**16.3**
Integrated Business Development						
Asia Pacific						
Delfin Lend Lease	32.3	32.4	0.1	23.4	23.4	
Lend Lease Development	8.1	8.1		6.8	6.8	
Americas						
Actus Lend Lease	(12.4)	(11.8)	0.6	(5.6)	(5.2)	0.4
Other						
Europe						
PFIs	(30.9)		30.9	(21.7)		21.7
Healthcare		(10.6)	(10.6)		(7.3)	(7.3)
Defence		(7.3)	(7.3)		(5.1)	(5.1)
Retail		2.3	2.3		1.5	1.5
Other		(21.3)	(21.3)		(15.0)	(15.0)
Global Management	(5.0)		5.0	(3.5)		3.5
	(7.9)	**(8.2)**	**(0.3)** [2]	**(0.6)**	**(0.9)**	**(0.3)**
Real Estate Investments						
Continuing Operations						
Australia and Pacific	23.8	23.2	(0.6)	16.9	16.5	(0.4)
Asia	2.9	3.3	0.4	2.1	2.3	0.2
Europe	28.7	32.6	3.9	19.9	23.2	3.3
North America	13.1	13.1		7.7	7.7	
Discontinuing Operations						
Australia and Pacific	1.0	1.0		0.8	0.8	
Asia	(6.1)	(6.1)		(4.7)	(4.7)	
Europe	2.5	0.8	(1.7)	2.5	0.9	(1.6)
North America	51.5	55.3	3.8	43.1	45.3	2.2
Global Management	(4.2)		4.2	(2.5)		2.5
	113.2	**123.2**	**10.0** [3]	**85.8**	**92.0**	**6.2**
Non-Core Investments						
Asia Pacific						
IBMGSA	5.3	5.3		3.8	3.8	
Capital Services	0.7	0.7		0.1	0.1	
Europe						
Capital Services	7.7	7.7		4.7	4.7	
Americas						
	13.7	**13.7**	**-**	**8.6**	**8.6**	**-**
Corporate						
Net Corporate Overheads	(11.1)	(44.6)	(33.5)	0.4	(21.8)	(22.2)
Amortisation						
Continued Operations	(23.6)	(23.6)		(23.6)	(23.6)	
Discontinued Operations	(20.2)	(20.2)		(20.2)	(20.2)	
Group Treasury	(1.2)	(1.2)		3.0	3.0	
	(56.1)	**(89.6)**	**(33.5)** [4]	**(40.4)**	**(62.6)**	**(22.2)**
Total	**158.5**	**158.5**	**-** [5]	**113.1**	**113.1**	**-**

Footnotes are located on next page.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Change In Basis of Reporting - Half Year December 2002 Comparatives continued

Corporate costs previously allocated to business units have been removed and transferred back to the corporate business segment. The profit before and after tax has been adjusted as follows:

1 The Bovis Lend Lease December 2002 profit before tax has increased $23.8 million. This increase reflects the transfer of corporate overhead costs to the corporate business unit ($17.4 million) and the transfer of consulting profit of $6.4 million from Integrated Development Business (IDB), consistent with the disclosure adopted at 30 June 2003.
2 The IDB loss has increased $0.3 million. This increased loss is due to net transfer of corporate costs ($6.1 million) to the corporate business segment, offset by the transfer of consulting profit ($6.4 million) to Bovis Lend Lease.
3 The Real Estate Investments profit before tax increased $10.0 million, due to the transfer of corporate cost to the corporate business segment.
4 The corporate business segment loss has increased by $33.5 million, due to the transfer of corporate cost from the business units discussed above.
5 There is no change to the Group profit before or after tax due to the above adjustments.
6 The Global Markets profit before tax of $5.7 million has been allocated across to Asia Pacific $3.5 million; Americas $1.8 million; and Europe $0.4 million.

Five Year Profile

		Half Year December 2003	Half Year December 2002	Half Year December 2001	Half Year December 2000	Half Year December 1999
Profitability						
Operating revenue	**A$m**	**5,168**	**5,312**	**6,246**	**5,758**	**5,337**
Operating profit before tax (excluding sale of IBMGSA)[1]	**A$m**	**164**	**159 [2]**	**219**	**186**	**526**
Operating profit after tax (excluding sale of IBMGSA)[1]	**A$m**	**109**	**113 [2]**	**126**	**109**	**276**
Operating profit/(loss) after tax (including sale of IBMGSA)	**A$m**	**188**	**(369)**	**126**	**109**	**276**
Divisional Contribution [1]						
Bovis Lend Lease	A$m	45	60	49	41	26
Integrated Development Businesses	A$m	24	(1)	35	3	90
Real Estate Investments [1]	A$m	61	86 [2]	87	78	58
IT+T (IBMGSA) and eBusiness Investments	A$m	1	4	8	(28)	3
Equity Investments	A$m			28	43	36
Other	A$m	6	5	1	9	6
Financial Services	A$m					111
Corporate amortisation	A$m	(27)	(46)	(46)	(44)	(17)
Corporate other [3]	A$m	(1)	5	(36)	7	(37)
Total [4]	**A$m**	**109**	**113 [2]**	**126**	**109**	**276**
EBITDA [1]	A$m	191	249	315	293	593
Earnings per share [1,5]	cents	25.7	26.0	29.4	23.1	54.6
Operating profit after tax to shareholders' equity (ROE) for the period [1,6]	%	3.8	2.9 [2]	3.4	3.0	12.9
Dividend per share [7]	cents	18	10	9	13	32
Dividend payout ratio [1]	%	67.9	38.5 [2]	61.9	82.6	117.0
Corporate Strength						
Total assets	A$m	6,811	8,072	8,587	9,060	10,942
Cash	A$m	1,457	988	904	1,119	3,484
Borrowings	A$m	853	939	939	1,081	1,046
Current assets	A$m	3,543	3,665	4,015	4,278	6,266
Current liabilities	A$m	2,644	3,025	3,245	3,568	3,800
Shareholders' equity	A$m	2,838	3,423	3,752	3,667	5,307
Cash flows from operations	A$m	277	191	557	287	726
Net asset backing per share	A$	6.93	7.86	8.63	8.54	10.38
Ratio of current assets to current liabilities	times	1.34	1.21	1.24	1.20	1.65
Debt to shareholders' equity	%	30.1	27.4	25.0	29.5	19.7
Debt to shareholders' equity plus debt	%	23.1	21.5	20.0	22.8	16.5
Net debt to shareholders' equity	%	(21.3)	(1.4)	0.9	(1.0)	(45.9)
Debt to total market capitalisation	%	20.7	22.2	20.5	20.0	9.6
Shares on issue	m	410	435	435	430	512
Number of shareholders	No.	69,280	81,549	86,003	87,516	59,553
Number of equivalent full time employees	No.	9,090	10,369	10,554	10,484	9,774
Assets under management [8]	A$b	26.7	90.3	86.1	92.1	71.1
Shareholders' Returns and Statistics						
Proportion of shares on issue to top 20 shareholders	%	67.3	61.9	59.9	54.3	60.6
Staff shareholdings	%	12.7	13.3	13.7	14.1	13.7
Total dividends paid or declared	A$m	74	44	78	90	327
Share price as at 31 December as quoted on the Australian Stock Exchange	A$	10.05	9.72	10.54	12.55	21.31

1 December 2003 is based on operating results excluding the profit from the sale of IBMGSA of A$111.5 million before tax, A$79.7 million after tax.
2 December 2002 excludes the write-down of REI businesses of A$447.4 million before tax, A$482.5 million after tax.
3 Includes Group Treasury and Corporate administration services.
4 Includes A$13.7 million relating to discontinued operations.
5 Earnings per share including the profit from sale of IBMGSA was 44.6 cents for December 2003. Equity represents the average balance for the period.
6 Return On Equity (ROE) including the profit from the sale of IBMGSA was 6.5% for December 2003.
7 December 2003 is calculated using the interim dividend declared since 31 December 2003 to be paid 17 March 2004.
8 Includes A$18.9 billion of assets under management relating to continuing operations.

Directors' Report

The Directors present their report together with the Half Year Financial Report and the Consolidated Financial Statements of the economic entity, Lend Lease Corporation Limited ('Lend Lease') for the six months ended 31 December 2003.

1. Directors

The name of each person who has been a Director of Lend Lease between 1 July 2003 and the date of this report is:

D A Crawford, Chairman	Director since 2001. Appointed Chairman in May 2003
G A Clarke, Managing Director	Appointed 9 December 2002
J E Curin	Appointed 8 September 2003
G G Edington	Director since 1999
P C Goldmark	Director since 1999
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
R E Tsenin	Retired 31 August 2003

2. Review of Operations and Consolidated Results

Review of operations included in the Managements Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included with the Consolidated Financial Statements.

For the six months to 31 December 2003, Lend Lease reported an operating profit after tax of A$188.2 million as compared to the loss after tax for the six months ended 31 December 2002 of A$369.4 million.

An increased unfranked interim dividend of A$73.7 million (December 2002 A$43.5 million franked) has been approved by the Directors. The interim dividend of 18 cents per share will be paid on 17 March 2004 (prior period 10 cents per share paid on 19 March 2003).

3. Rounding Off

Lend Lease is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998, and in accordance with that class order, amounts in the financial statements and this report have been rounded off to the nearest tenth of a million dollars, or where the amount is A$50,000 or less, zero, unless specifically stated otherwise.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Sydney, 19 February 2004

D A Crawford
Chairman

G A Clarke
Managing Director

Lend Lease Corporation Limited
Half Year Consolidated Financial Report 31 December 2003

Consolidated Financial Statements

Statement of Financial Performance 1
Statement of Financial Position 2
Statement of Cash Flows 3

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies 4
2. Segment Reporting 5
3. Revenue 7
4. Ordinary (Profit)/Loss Items 8
5. Taxation 9
6. Dividends and Earnings Per Share 11
7. Cash and Cash Equivalents 12
8. Receivables 12
9. Inventories 12
10. Equity Accounted Investments 14
11. Other Investments 15
12. Property, Plant and Equipment 16
13. Goodwill 16
14. Management Agreements 16
15. Other Intangibles 16
16. Other Assets 17
17. Creditors 17
18. Borrowings and Financing Arrangements 18
19. Provisions 20
20. Other Interest Bearing Liabilities 20
21. Other Non Interest Bearing Liabilities 20
22. Contributed Equity 21
23. Reserves 21
24. Retained Profits 22
25. Outside Equity Interests in Controlled Entities 22
26. Contingent Liabilities 22
27. International Currency Management and Financial Instruments 23
28. Associates 24
29. Joint Ventures 25
30. Controlled Entities 26
31. Superannuation/Pension Funds 26
32. Discontinuing Operations 27
33. Events Subsequent to Balance Date 28

Directors' Declaration 29

Consolidated Financial Statements

Statement of Financial Performance
Half Year Ended 31 December 2003

	Note	December 2003 6 months A$m	Consolidated December 2002 6 months A$m	June 2003 12 months A$m
Revenue from Ordinary Activities				
Revenue from the sale of development properties	3a	161.4	82.2	229.6
Revenue from the provision of services	3b	4,209.3	5,086.8	9,576.5
Other revenues from ordinary operating activities	3c	796.8	142.9	307.8
Total revenue from ordinary activities		**5,167.5**	**5,311.9**	**10,113.9**
Expenses from Ordinary Activities				
Integrated property development activities		(357.1)	(356.7)	(709.1)
Project and construction management activities		(3,813.0)	(4,392.2)	(8,335.5)
Real estate equity and debt management activities				
Ordinary expenses		(122.2)	(352.0)	(678.0)
Costs on sale of REI businesses		(522.7)		
Write-down of REI businesses	4		(447.4)	(882.0)
Equity investment activities		(45.8)		
Administration expenses		(34.9)	(37.7)	(53.3)
Borrowing costs		(22.0)	(37.5)	(66.4)
Total expenses from ordinary activities		**(4,917.7)**	**(5,623.5)**	**(10,724.3)**
Share of net profit of associates accounted for using the equity method	28	3.2	11.0	18.6
Share of net profit of joint venture entities accounted for using the equity method	29	22.9	11.7	24.8
Profit/(loss) before tax from ordinary activities		**275.9**	**(288.9)**	**(567.0)**
Income tax expense relating to ordinary activities	5a	(84.8)	(82.8)	(140.9)
Profit/(loss) after tax from ordinary activities		**191.1**	**(371.7)**	**(707.9)**
Ordinary (profit)/loss after tax attributable to outside equity interests		(2.9)	2.3	(6.9)
Net profit/(loss) after tax attributable to members of Lend Lease Corporation Limited		**188.2**	**(369.4)**	**(714.8)**
Non Owner Transaction Changes in Equity				
(Decrease)/increase in Foreign Currency Translation Reserve	23	(11.3)	34.4	(8.9)
Increase/(decrease) in retained profits on initial adoption of:				
Revised AASB 1028 'Employee Benefits'	24		(1.1)	(1.1)
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	24		39.1	39.1
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**176.9**	**(297.0)**	**(685.7)**
Earnings per share				
Basic (cents)	**6**	**44.6**	**(84.9)**	**(163.1)**
Diluted (cents)	**6**	**44.6**	**(84.9)**	**(163.1)**
Alternative earnings per share[1]				
Basic (cents)	6	25.7	26.0	52.5
Diluted (cents)	6	25.7	26.0	52.5

1 The December 2003 alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the after tax profit of A$79.7 million relating to the sale of IBMGSA. The December 2002 and June 2003 amounts have been calculated after excluding the impact of the after tax write-down of the REI businesses of A$482.5 million and A$945.0 million respectively.

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statement of Financial Position
As at 31 December 2003

	Note	Consolidated December 2003 A$m	Consolidated June 2003 A$m
Current Assets			
Cash and cash equivalents	7	1,456.8	867.2
Receivables	8	1,373.1	1,858.2
Inventories	9	355.3	311.0
Other investments	11	159.7	377.0
Other assets	16	198.4	289.1
Total current assets		**3,543.3**	**3,702.5**
Non Current Assets			
Receivables	8	104.4	76.7
Inventories	9	976.4	871.0
Equity accounted investments	10	125.5	118.5
Other investments	11	803.4	952.7
Future income tax benefit	5d	309.9	295.6
Property, plant and equipment	12	80.3	72.6
Goodwill	13	624.9	700.0
Management agreements	14	57.8	432.9
Other intangibles	15	2.7	57.0
Other assets	16	182.3	129.4
Total non current assets		**3,267.6**	**3,706.4**
Total assets		**6,810.9**	**7,408.9**
Current Liabilities			
Creditors	17	2,171.5	2,463.5
Current tax liabilities	5b	92.6	59.7
Provisions	19	318.8	398.3
Other interest bearing liabilities	20	27.2	20.3
Other non interest bearing liabilities	21	33.9	51.2
Total current liabilities		**2,644.0**	**2,993.0**
Non Current Liabilities			
Creditors	17	28.8	24.6
Borrowings	18	853.2	884.6
Provisions	19	67.4	108.9
Provision for deferred income tax	5c	153.1	141.0
Other interest bearing liabilities	20	207.4	236.4
Other non interest bearing liabilities	21	18.6	12.8
Total non current liabilities		**1,328.5**	**1,408.3**
Total liabilities		**3,972.5**	**4,401.3**
Net assets		**2,838.4**	**3,007.6**
Equity			
Contributed equity	22	834.3	816.4
Reserves	23	31.3	42.6
Retained profits	24	1,943.4	2,141.4
Total parent equity interest		**2,809.0**	**3,000.4**
Outside equity interests in controlled entities	25	29.4	7.2
Total equity		**2,838.4**	**3,007.6**

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statement of Cash Flows

Half Year Ended 31 December 2003

	Note	December 2003 6 months A$m	Consolidated December 2002 6 months A$m	June 2003 12 months A$m
Cash Flows from Operating Activities				
Cash receipts in the course of operations [1]		4,764.4	5,511.9	9,873.5
Cash payments in the course of operations [1]		(4,443.3)	(5,387.5)	(9,608.2)
Property development receipts		230.3	229.9	365.7
Property development expenditure		(265.2)	(156.9)	(336.8)
Interest received		28.7	22.9	40.0
Interest paid		(25.2)	(36.1)	(66.4)
Dividends received		24.8	41.0	54.3
Distributions from partnerships received		9.2	5.5	14.9
Income tax paid in respect of operations		(46.8)	(39.7)	(145.6)
Net cash provided by operating activities		**276.9**	**191.0**	**191.4**
Cash Flows from Investing Activities				
Proceeds from sale/redemption of current investments		427.0	575.7	773.7
Purchases of current investments		(368.3)	(493.1)	(843.3)
Proceeds from sale/redemption of non current investments [2]		112.1	71.8	159.4
Purchases of non current investments		(12.0)	(149.4)	(166.5)
Proceeds from sale of other assets [3]		283.8		3.2
Purchases of other assets		(8.0)		
Repayment of loans from/(loans to) associates/related parties		9.4	(45.8)	(33.7)
Payment for acquisition of controlled entities		(53.0)	(38.2)	(38.2)
Proceeds from sale of controlled entities [4]		221.5		15.4
Proceeds from sale of property, plant and equipment		3.7	0.2	21.5
Purchases of property, plant and equipment		(25.9)	(13.4)	(27.1)
Net cash provided/(used) in investing activities		**590.3**	**(92.2)**	**(135.6)**
Cash Flows from Financing Activities				
Proceeds from borrowings		135.2	633.0	1,209.5
Repayment of borrowings		(0.7)	(633.0)	(1,209.5)
Net proceeds from share issues	22	17.9	8.1	43.0
Payments for share buybacks		(310.7)		(15.2)
Dividends paid		(85.9)	(38.3)	(80.9)
Increase/(decrease) in capital of outside equity interest		0.6		(2.9)
Net cash used by financing activities		**(243.6)**	**(30.2)**	**(56.0)**
Other Cash Flow Items				
Effect of exchange rate changes on cash and cash equivalents		(32.8)	7.4	(43.4)
Cash balances in controlled entities acquired		5.1	7.9	6.1
Cash balances in controlled entities sold		(6.3)		0.6
Net (decrease)/increase from other items		**(34.0)**	**15.3**	**(36.7)**
Net increase/(decrease) in cash and cash equivalents		**589.6**	**83.9**	**(36.9)**
Cash and cash equivalents at the beginning of financial period		**867.2**	**904.1**	**904.1**
Cash and cash equivalents at the end of financial period	**7**	**1,456.8**	**988.0**	**867.2**

1 Includes A$134.9 million (December 2002 A$43.9 million) inflow relating to Lend Lease's foreign exchange hedging activities including the hedging of receivables, payables, revenues, expenses and intercompany transactions and loans.
2 Includes the sale of the investment in IBM Global Services Australia Ltd of A$80.0 million and the sale of REI investments sold as part of the sale of REI businesses of A$14.7 million.
3 Includes the sale of various REI assets and operations of the underlying businesses, sold as part of the sale of REI businesses of A$280.3million.
4 Relates to the sale of REI controlled entities sold as part of the sale of the REI businesses. Refer Note 30 for details of controlled entities sold.

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

Basis of Preparation

The Half Year Financial Report is a general purpose financial report, which has been prepared in accordance with Accounting Standard AASB 1029 'Interim Financial Reporting', applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2003 Annual Consolidated Financial Report.

The Half Year Financial Report does not include full note disclosures of the type normally included in the annual financial report. In addition, the financial reports of Lend Lease Corporation Limited, the holding company, have not been disclosed.

The Half Year Financial Report is to be read in conjunction with the 30 June 2003 Annual Consolidated Financial Report and any public announcements by Lend Lease Corporation Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

Notes to the Consolidated Financial Statements continued

2. Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

Business Segment Summary

	Segment Revenue [1,2,9]		Other Unallocated Revenue [1]		Group Operating Revenue [5,9]		Segment Result Before Tax [1,2,3,4,9]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses [1,3]		Group Operating Profit/(Loss) Before Tax [5,9]		Group Operating Profit/(Loss) After Tax from Ordinary Activities [6,9]		Group Operating Profit/(Loss) After Tax [5,9]	
	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m	Dec 2003 6 months A$m	Dec 2002 6 months A$m
Project and Construction Management [10]	3,859.4	4,493.4			3,859.4	4,493.4	46.4	119.1	4.9	1.7	21.9	(1.4)	73.2	119.4	44.3	76.0	44.3	76.0
Integrated Property Development [10]	372.3	257.6	1.7	42.5	374.0	300.1	11.7	(36.5)	20.4	10.0	3.8	18.3	35.9	(8.2)	26.8	(3.8)	24.4	(0.9)
REI – Equity [7]	165.4	281.3	160.2	0.6	325.6	281.9	85.0	(235.4)	0.2	1.8	3.9	0.6	89.1	(233.0)	58.7	(291.4)	58.7	(291.7)
REI – Debt [8]	38.7	187.6	370.9		409.6	187.6	(1.6)	(100.4)	0.6	9.2	5.8		4.8	(91.2)	2.3	(98.5)	1.8	(98.8)
Total Real Estate Investments	204.1	468.9	531.1	0.6	735.2	469.5	83.4	(335.8)	0.8	11.0	9.7	0.6	93.9	(324.2)	61.0	(389.9)	60.5	(390.5)
Total Core Real Estate	4,435.8	5,219.9	532.8	43.1	4,968.6	5,263.0	141.5	(253.2)	26.1	22.7	35.4	17.5	203.0	(213.0)	132.1	(317.7)	129.2	(315.4)
Non Core Businesses/ One Off Items																		
IT +T (IBMGSA)	1.9	5.3	157.3		159.2	5.3	1.9	5.3			111.5		113.4	5.3	81.1	4.8	81.1	4.8
Capital Services				14.9		14.9	3.3	9.0				(0.6)	3.3	8.4	5.8	3.8	5.8	3.8
Total Non Core Businesses	1.9	5.3	157.3	14.9	159.2	20.2	5.2	14.3	-	-	111.5	(0.6)	116.7	13.7	86.9	8.6	86.9	8.6
Total Segment	4,437.7	5,225.2					146.7	(238.9)	26.1	22.7								
Unallocated Corporate			39.7	28.7	39.7	28.7					(43.8)	(89.6)	(43.8)	(89.6)	(27.9)	(62.6)	(27.9)	(62.6)
Total Group			729.8	86.7	5,167.5	5,311.9					103.1	(72.7)	275.9	(288.9)	191.1	(371.7)	188.2	(369.4)

1 AASB 1005 'Segment Reporting' does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
2 Segment revenues, expenses and results include inter segment transfers between business segment of A$nil million (2002 A$1.1 million). Inter segment transfers are priced on an arm's length basis.
3 Segment results include amortisation. A$26.6 million, representing amortisation adjusted for FX hedge allocation, has been reclassified in 'Other Unallocated Revenues and Expenses' to enable reconciliation to the MD&A results.
4 Segment results include amortisation and depreciation of A$24.6 million (2002 A$29.4 million) in Project and Construction Management, A$1.6 million (2002 A$3.6 million) in Integrated Property Development, A$2.7 million (2002 A$19.7 million) in REI – Equity and A$4.2 million (2002 A$6.9 million) in REI – Debt.
5 Presentation and classification is consistent with MD&A.
6 Represents the Group net profit/(loss) before Outside Equity Interest.
7 REI – Equity includes discontinuing operations' segment revenue of A$67.2 million (2002 A$169.5 million), segment profit before tax of A$22.2 million (2002 loss of A$234.6 million), and segment profit after tax of A$12.5 million (2002 loss of A$293.3 million) (refer Note 32 *Discontinuing Operations*).
8 REI – Debt includes discontinuing operations' segment revenue of A$38.7 million (2002 A$187.6 million), segment loss before tax of A$1.6 million (2002 loss of A$100.4 million), and segment loss after tax of A$1.6 million (2002 loss of A$108.0 million) (refer Note 32 Discontinuing Operations).
9 The December 2002 results have been restated to reflect the change in the basis of cost allocations within business segments. (Refer to the MD&A for further details).
10 Consistent with the June 2003 disclosures, the European consulting business has been transferred from Integrated Property Development to Project and Construction Management. As a result the December 2002 results have been restated to reflect the transfer of revenue (A$27.8 million), profit before tax (A$6.4 million) and profit after tax (A$4.5 million) to Project and Construction Management.

2. Segment Reporting continued

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Project and Construction Management

Real estate project management, construction management and engineering.

Integrated Property Development

All aspects of property development from concept through to design, planning, construction, financing and leasing to eventual sale. In addition, this business segment is responsible for the creation and management of Public Private Partnerships (PPPs) including Private Finance Initiatives (PFIs) and Build Operate Transfer (BOT) projects.

Real Estate Investments

Real Estate Investments includes the following business activities:

Real Estate Investments – Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Includes discontinued operations (refer Note 32 Discontinued Operations).

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub performing and non performing commercial mortgages.

These are now discontinuing operations (refer Note 32 Discontinuing Operations).

IT+T (IBMGSA)

Investment in IBM Global Services Australia Limited.

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

Unallocated Business Segments

Corporate

Group treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Notes to the Consolidated Financial Statements continued

		Consolidated December 2003 A$m	Consolidated December 2002 A$m
3.	**Revenue**		
	Total comprising:		
a.	**Revenue from the Sale of Development Properties** [1]	**161.4**	**82.2**
b.	**Revenue from the Provision of Services**		
	Real Estate Solutions		
	Project and construction management [2]	3,846.1	4,601.3
	Integrated property development	196.7	18.7
		4,042.8	**4,620.0**
	Real Estate Investments		
	Property and funds management	159.2	465.3
	Other	7.3	1.5
	Total revenue from the provision of services	**4,209.3**	**5,086.8**
c.	**Other Revenues from Ordinary Operating Activities**		
	Dividends Received		
	Other related parties	2.0	0.9
	Other corporations	3.7	3.5
		5.7	**4.4**
	Interest Received		
	Other related parties	0.2	1.5
	Other corporations	28.5	21.4
		28.7	**22.9**
	Proceeds on Sale of Investments		
	REI Investments (including controlled entities) [3]	244.9	
	IBM Global Services Australia Limited	157.3	
	Thai Market Project (TAECO)	1.7	
	North Lakes (Urban Community)		42.5
	Chelverton Group Limited		10.3
	Lend Lease Chelverton International		3.7
	Other	1.2	1.9
		405.1	**58.4**
	Share of Partnerships' Result		
	King of Prussia	10.3	13.4
	Lend Lease Overgate Partnership	2.4	3.0
	Lend Lease Retail Partnership	1.5	1.9
	YCP II		(8.8)
	Other	0.2	
		14.4	**9.5**
	Other Revenue		
	Proceeds from sale of REI businesses [3]	282.9	
	Rental Income	25.8	27.1
	Other	34.2	20.6
		342.9	**47.7**
	Total other revenues from ordinary operating activities	**796.8**	**142.9**
	Total revenue from ordinary activities	**5,167.5**	**5,311.9**

1 Relates primarily to Delfin Lend Lease Urban Communities projects.
2 December 2003 includes decrease in revenue of A$676.3 million due to foreign currency translation movement as a result of the strengthening Australian Dollar during the period.
3 Total proceeds from sale of REI businesses of A$527.8 million is represented by the sale of controlled entities (A$229.8 million), investments (A$15.1million) plus the sale of various REI assets and operations of underlying businesses (A$282.9 million).

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

Notes to the Consolidated Financial Statements continued

	Consolidated December 2003 A$m	Consolidated December 2002 A$m
4. Ordinary (Profit)/Loss Items		
(Profit)/loss from ordinary activities before income tax has been determined after:		
Depreciation and amortisation		
Depreciation of IT systems (REI Business)		6.8
Depreciation of property, plant and equipment	9.0	19.2
Less: Capitalised depreciation	(0.3)	(0.2)
Amortisation of leased plant and equipment	0.9	0.5
Amortisation of goodwill	20.2	35.4
Amortisation of management agreements	1.5	9.8
Amortisation of other intangibles	2.3	4.5
Total depreciation and amortisation	**33.6**	**76.0**
Borrowing costs		
Non interest borrowing costs	**0.4**	**3.3**
Interest borrowing costs		
Other corporations [1]	24.8	35.5
Less: Capitalised interest borrowing costs	(3.2)	(1.3)
Net interest borrowing costs	**21.6**	**34.2**
Total borrowing costs	**22.0**	**37.5**
(Profit) on sale of investments		
IBM Global Services Australia Limited	(111.5)	
North Lakes (Urban Community)		(16.0)
Other	(1.7)	(1.7)
Total (profit) on sale of investments	**(113.2)**	**(17.7)**
(Profit) on sale of REI businesses	**(5.1)**	**-**
Net provisions raised/(written back)		
Diminution in value of property inventories	(3.0)	14.2
Diminution in value of investments	(2.4)	(1.5)
Employee benefits	13.8	16.6
Construction risks	15.6	4.4
REI restructuring	(18.1)	
Other provisions	(0.1)	9.7
Net provisions raised/(written back)	**5.8**	**43.4**
Bad and doubtful debts expense net of provisions raised/(written back)	**(2.7)**	**(6.1)**
Net foreign exchange gain	**(23.5)**	**(8.1)**
Loss on sale of property, plant and equipment	**1.0**	**1.4**
Operating lease rental expense	**10.8**	**32.7**
Finance lease expense	**-**	**0.5**

1 A$24.8 million interest borrowing costs mainly relates to guaranteed notes.

Notes to the Consolidated Financial Statements continued

	Consolidated December 2003 A$m	Consolidated December 2002 A$m
4. Ordinary (Profit)/Loss Items continued		
Individually significant items included in (profit)/loss from ordinary activities before income tax expense:		
Write-down of REI businesses [1]	-	**447.4**
Profit from sale of IBMGSA [2]	**(111.5)**	-

1 For the year ended 30 June 2003, the total write-down of the REI business was A$882.0 million before tax. Detailed disclosures are included in the 30 June 2003 Annual Consolidated Financial Report.
2 Sale of IBMGSA profit after tax A$79.7 million.

5. Taxation

a. Income Tax Expense

	December 2003 A$m	December 2002 A$m
Profit/(loss) before tax from ordinary activities	275.9	(288.9)
Prima facie income tax expense/(benefit) at 30% of profit/(loss) from ordinary activities	**82.8**	**(86.6)**
Tax effect of permanent differences:		
Rebateable dividends	(1.9)	(2.3)
Non assessable income		(1.2)
Non deductible losses	3.2	
Equity accounted profits	(1.3)	(1.8)
Amortisation expense	6.0	2.5
Non allowable expenses	3.5	6.8
Non (assessable)/deductible provisions	(0.4)	1.8
(Recovery)/write-off of tax losses	(0.7)	1.1
Variation in overseas tax rates	4.6	(1.8)
Other	(3.6)	0.5
	9.4	**5.6**
Income tax expense/(benefit) for current financial period before individually significant permanent differences	**92.2**	**(81.0)**
Individually significant permanent differences:		
Non recognition of future income tax benefits relating to write-down of REI businesses		185.7
Variation in overseas tax rates in relation to REI write-down		(51.5)
Write-off of future income tax benefits previously recognised in prior years in relation to write-down of REI businesses		35.1
	92.2	**88.3**
Income tax over provided in previous financial periods	(7.4)	(5.5)
Total income tax expense	**84.8**	**82.8**

Notes to the Consolidated Financial Statements continued

		Consolidated December 2003 A$m	Consolidated June 2003 A$m
5.	**Taxation continued**		
b.	**Current Tax Liabilities**		
	Movements during the financial period were as follows:		
	Balance at beginning of financial period	59.7	10.8
	Income tax paid	(46.8)	(50.3)
	Addition through acquisition of controlled entities		3.3
	Prior financial period (over)/under provision	(16.9)	13.0
	Current financial period income tax expense on profit/(loss) from ordinary activities after adjusting for timing differences	96.6	82.9
		92.6	**59.7**
c.	**Provision for Deferred Income Tax**		
	Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:		
	Development expenditure deductible prior to recognition of project profits	28.7	29.0
	Deferred partnership income	38.4	37.6
	Unrealised foreign exchange movements	39.6	41.8
	Other	46.4	32.6
		153.1	**141.0**
d.	**Future Income Tax Benefit**		
	Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:		
	Provisions and accruals not currently deductible	138.7	182.4
	Unrealised accounting profit on construction projects	4.0	3.5
	Tax losses carried forward	53.1	26.7
	Deferred interest costs	60.6	45.5
	Unrealised foreign exchange movements	43.8	36.5
	Other	9.7	1.0
		309.9	**295.6**
	Future Income Tax Benefit Not Taken to Account		
	Future income tax benefit arising from tax losses and deferred interest not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	**260.7**	**294.3**

Lend Lease Corporation Limited intends to enter the Australian Tax Consolidation Regime effective 1 July 2002, however, any future income tax benefits, which may arise on implementation of the Australian Tax Consolidations Regime, cannot be reliably estimated at this time.

Notes to the Consolidated Financial Statements continued

	Cents per share	Franked/ Unfranked	Company December 2003 A$m	Company December 2002 A$m
6. Dividends and Earnings Per Share				
Dividends				
December 2003 Interim Dividend				
Declared subsequent to reporting date and not recognised as a provision (payable 17 March 2004)	18	Unfranked	73.7	
December 2002 Interim Dividend				
Paid 19 March 2003	10	Fully franked		43.5
			73.7	**43.5**

	Consolidated December 2003 Number m	Consolidated December 2002 Number m
Earnings Per Share (EPS)		
Weighted average shares and share equivalents	**421.8**	**434.9**
	Cents	Cents
Earnings per share		
Basic	**44.6**	**(84.9)**
Diluted	**44.6**	**(84.9)**

	Consolidated December 2003 6 months A$m	Consolidated December 2002 6 months A$m
Reconciliation of Alternative Earnings		
Net profit/(loss) after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	188.2	(369.4)
Exclude: Sale of IBMGSA profit after tax	(79.7)	
Exclude: Write-down of REI businesses after tax		482.5
Earnings used in calculating alternative basic and diluted EPS	**108.5**	**113.1**
	Cents	Cents
Alternative earnings per share		
Basic	**25.7**	**26.0**
Diluted	**25.7**	**26.0**

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
7. Cash and Cash Equivalents		
Cash	259.6	268.5
Short term investments	1,197.2	598.7
	1,456.8	**867.2**

Short term investments earn variable rates of interest which averaged 4.9% per annum during the half year period to 31 December 2003 (31 December 2002 4.8%).

Cash is managed through a Board approved credit policy. Throughout the period cash was mostly invested in financial instruments (such as commercial paper and bank bills) issued by financial intermediaries and corporates with an acceptable investment grade credit rating.

Financial instruments with a maturity of less than three months are classified above in Cash and Cash Equivalents. Those with a maturity greater than three months (A$129.0 million) are classified as Other Investments (refer Note 11). These financial instruments have an average maturity of six months.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
8. Receivables		
Current		
Trade debtors	1,101.4	1,520.5
Less: Provision for doubtful debts	(32.3)	(42.9)
	1,069.1	**1,477.6**
Related party receivables		
Managed property trusts	34.1	44.1
Associate entities	48.9	113.0
Less: Provision for doubtful debts	(4.5)	(22.4)
Other receivables	225.5	245.9
	1,373.1	**1,858.2**
Non Current		
Loans made to Directors of controlled entities of Lend Lease Corporation	0.3	0.3
Other loans to employees	2.9	2.6
Related party receivables		
Associate entities	111.9	92.2
Less: Provision for doubtful debts	(20.5)	(21.3)
Other receivables	9.8	2.9
	104.4	**76.7**
Total receivables	**1,477.5**	**1,934.9**
9. Inventories		
Current		
Property held for sale at cost	91.8	67.8
Less: Provision for diminution in value	(10.2)	(1.8)
	81.6	**66.0**
Construction work in progress	273.7	245.0
	355.3	**311.0**
Non Current		
Property held for sale at cost	993.7	900.5
Less: Provision for diminution in value	(17.3)	(29.5)
	976.4	**871.0**
Total inventories	**1,331.7**	**1,182.0**

Notes to the Consolidated Financial Statements continued

	Note	Consolidated December 2003 A$m	June 2003 A$m
9. Inventories continued			
Property Held for Sale			
Total cost of property held for sale includes:			
Cost of acquisition		260.1	195.0
Development expenses		322.3	315.9
Construction expenses		481.4	436.9
Rates and taxes capitalised		1.0	1.1
Borrowing costs capitalised		20.7	19.4
Total cost		**1,085.5**	**968.3**
Less: Provision for diminution in value		(27.5)	(31.3)
Net book value		**1,058.0**	**937.0**
Net book value comprises:			
Income producing		538.5	564.9
Non income producing		519.5	372.1
		1,058.0	**937.0**
Total property held for sale is comprised of:			
Bluewater, Kent		538.5	564.9
Delfin Lend Lease Urban Communities, Australia		128.7	131.2
Less: Provision for diminution		(3.0)	(3.0)
Chapelfield, Norwich		216.9	163.1
Victoria Harbour, Melbourne		27.4	17.9
Darling Park Stage III, Sydney		29.6	26.8
Less: Provision for diminution		(8.8)	(11.8)
Bluewater Valley, Kent		12.6	13.0
Greenwich Peninsula, London		15.4	13.8
Piers Project, San Francisco		11.9	11.7
St Patricks, Sydney		6.9	4.4
Shell Centre, London		15.7	16.5
Less: Provision for diminution		(15.7)	(16.5)
Twin Waters Resort, Sunshine Coast		41.2	
Hyatt Coolum Resort, Sunshine Coast		36.5	
Other		4.2	5.0
		1,058.0	**937.0**
Construction and Development in Progress			
Current			
Contract costs incurred to date		34,881.6	35,880.3
Profit recognised to date		1,841.1	1,892.7
		36,722.7	**37,773.0**
Less: Progress billings received and receivable on completed contracts		(37,000.2)	(38,125.4)
Net construction work in progress		**(277.5)**	**(352.4)**
Net construction work in progress comprises:			
Amounts due from customers – inventories [1]		273.7	245.0
Amounts due to customers – trade creditors [2]	17	(551.2)	(597.4)
		(277.5)	**(352.4)**
Advances on construction projects in progress included in trade creditors		**144.6**	**154.2**
Retentions on construction projects included in progress billings		**192.4**	**298.2**

1 Relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.
2 Relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and profits recognised on these projects.

Notes to the Consolidated Financial Statements continued

	Note	Country of Origin	Consolidated December 2003 A$m	June 2003 A$m
10. Equity Accounted Investments				
Non Current				
Associates				
Retirement by Design		Australia	24.6	23.6
LLM Inversiones I S.A. de C.V. (Mexican Distressed Loans)		Mexico	4.9	6.4
LLM Inversiones II S.A. de C.V. (Mexican Distressed Loans)		Mexico		3.8
Catalyst Healthcare (Worcester)		UK	4.4	3.8
DPT Operator		Australia	6.1	5.4
Generali Lend Lease		Germany	1.4	2.1
Exchequer Partnership		UK	2.3	1.9
Other			1.3	5.7
			45.0	**52.7**
Less: Provision for diminution			(0.5)	(0.5)
	28		**44.5**	**52.2**
Joint Ventures				
Caroline Springs Joint Venture		Australia	19.6	16.6
Pyrmont Trust (Jacksons Landing)		Australia	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington)		Australia	19.7	12.6
Mawson Lakes Economic Development Project		Australia	13.6	10.0
Forest Gardens Residential Land Development		Australia	6.8	6.7
Fox Retail and Entertainment Precinct		Australia	4.6	5.0
Other			3.4	2.1
	29		**81.0**	**66.3**
Total equity accounted investments			**125.5**	**118.5**

	Country of Origin	Consolidated December 2003 A$m	June 2003 A$m
11. Other Investments			
Current			
Commercial paper investments	Australia	115.1	
Money market investments	USA	13.9	
Mortgage loans	USA		214.2
Tax credit properties	USA	30.7	162.8
		159.7	**377.0**
Non Current			
Shares in Other Corporations, Interests in Trusts and Partnerships			
King of Prussia Associates	USA	197.2	213.0
Lend Lease Global Property Fund, SICAF	Luxembourg	138.9	153.9
Lend Lease Overgate Partnership	UK	106.6	111.8
Lend Lease Retail Partnership	UK	57.8	60.3
Yarmouth Capital Partners Limited Partnership II	USA	38.6	45.5
Australian Prime Property Fund (APPF)	Australia	51.3	49.8
Lend Lease International Distressed Debt Fund	USA	31.4	45.8
IBM Global Services Australia Limited	Australia		42.8
Asia Pacific Investment Company II (APIC II)	Singapore	36.7	39.9
Asia Pacific Investment Company (APIC)	Singapore	34.1	37.8
Value Enhancement Fund V	USA	34.8	33.4
Value Enhancement Fund IV	USA	21.1	24.7
Value Enhancement Fund III	USA	12.8	16.4
Lend Lease SICAV Real Estate Securities Fund	Luxembourg	19.4	20.6
Lend Lease US Real Estate Securities Fund	USA	17.1	20.6
CMBS Bonds	USA	13.1	19.3
Thai Market Project	Thailand	0.8	11.8
Lend Lease Asia Water Trust	Australia		9.3
Multi-family Co-investment Funds	USA	7.0	7.8
Real Estate Debt Fund Co-investments	USA	2.7	7.2
Mezzanine Debt Co-investment	USA		4.0
Tax Credit Funds Co-investments	USA	9.0	12.1
Debt Management Fund Co-investment	USA	0.8	4.2
Other		9.2	22.5
		840.4	**1,014.5**
Less: Provision for diminution in value		(37.0)	(61.8)
		803.4	**952.7**
Total other investments		**963.1**	**1,329.7**

Notes to the Consolidated Financial Statements continued

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
12. Property, Plant and Equipment		
Land at Directors' valuation	**12.3**	**6.8**
Buildings and leasehold improvements at cost	50.8	47.5
Accumulated depreciation	(14.9)	(19.8)
	35.9	**27.7**
Plant and equipment at cost	138.6	154.9
Accumulated depreciation	(107.6)	(120.1)
	31.0	**34.8**
Leased plant and equipment at cost	4.0	12.3
Accumulated amortisation	(2.9)	(9.0)
	1.1	**3.3**
Total carrying amount	**80.3**	**72.6**
13. Goodwill		
Goodwill	778.2	842.2
Accumulated amortisation	(153.3)	(142.2)
	624.9	**700.0**

The movement mainly represents the disposal of goodwill on sale of Lend Lease REI businesses and foreign exchange movements.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
14. Management Agreements		
Real Estate Investments		
Management Agreements	63.5	438.7
Accumulated amortisation	(5.7)	(5.8)
	57.8	**432.9**

The movement mainly represents the disposal of management agreements on sale of Lend Lease REI businesses.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
15. Other Intangibles		
Other intangibles	3.5	74.9
Accumulated amortisation	(0.8)	(17.9)
	2.7	**57.0**

The movement mainly represents the disposal of the mortgage servicing rights as part of the sale of REI businesses and foreign exchange movements.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
16. Other Assets		
Current		
Prepayments	32.2	48.0
Deferred bid costs on projects at preferred bidder status	86.4	80.7
Net marked to market forward foreign exchange contracts	75.9	156.0
Other	3.9	4.4
	198.4	**289.1**
Non Current		
Prepayments	11.6	14.0
Net marked to market forward foreign exchange contracts	10.2	3.8
Marked to market cross currency swap	60.4	13.1
Other	100.1	98.5
	182.3	**129.4**
	380.7	**418.5**

Other non current totalling A$100.1 million includes A$95.3 million which was paid during the financial year ended 30 June 2003 to the Australian Taxation Office (ATO) in relation to an amended assessment issued for an Australian subsidiary for the year ended 30 June 1996. The amendment relates to the forward sale and associated Westpac share warrants issue agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares and includes the payment of additional company tax of A$40.7 million, penalties of A$20.3 million and interest of A$34.3 million. The Directors are vigorously disputing the assessment and will be pursuing all necessary avenues of objection and appeal. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the profit and loss account.

The marked to market cross currency swap of A$60.4 million included in non current represents the restated foreign exchange assets on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005.

	Note	Consolidated December 2003 A$m	Consolidated June 2003 A$m
17. Creditors			
Current			
Trade creditors		1,458.2	1,730.8
Revenue in excess of costs and profits recognised on incomplete projects	9	551.2	597.4
Deposit received in advance		95.2	100.0
Unearned premium reserve		6.4	5.2
Insurance claim reserve		0.8	1.3
Related party payables		8.8	10.0
Other		50.9	18.8
		2,171.5	**2,463.5**
Non Current			
Insurance claim reserve		17.1	14.5
Related party payables		3.4	
Other		8.3	10.1
		28.8	**24.6**
		2,200.3	**2,488.1**

The deposit received in advance, relates to a £40 million (A$95.2 million) deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. Unearned premium and insurance claim reserves relate to Lend Lease's wholly owned special purpose captive insurance subsidiary.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
18. Borrowings and Financing Arrangements		
a. Borrowings		
Non Current		
Commercial notes	853.2	884.6
Total borrowings	**853.2**	**884.6**
b. Finance Facilities		
Lend Lease operating businesses have access to the following lines of credit:		
Total Facilities Available [1]		
Bank overdrafts	15.0	15.3
Standby cash advance facilities		150.0
Bank credit facilities	87.8	1,386.7
Commercial notes	2,353.2	2,384.6
	2,456.0	**3,936.6**
Facilities Utilised at Balance Date		
Bank overdrafts		
Standby cash advance facilities		
Bank credit facilities		
Commercial notes	853.2	884.6
	853.2	**884.6**
Facilities Not Utilised at Balance Date		
Bank overdrafts	15.0	15.3
Standby cash advance facilities		150.0
Bank credit facilities	87.8	1,386.7
Commercial notes	1,500.0	1,500.0
	1,602.8	**3,052.0**
Total facilities available	**2,456.0**	**3,936.6**
Bank Credit Facilities		
The amounts drawn from the various facilities at 31 December 2003 were:		
Unsecured Bank Loans		
US$70.0 million bank facility at LIBOR plus 0.6%, due December 2004 [2]		
£10.0million bank facility at LIBOR plus 0.25%, due May 2004 [3]		
Total bank credit facilities	**-**	**-**
Commercial Notes		
MXN 47.8 million convertible notes [4]	6.0	
A$500.0 million Lend Lease commercial paper [5]		
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [6]	347.2	384.6
A$1.5 billion Lend Lease guaranteed note [7]	500.0	500.0
Total commercial notes	**853.2**	**884.6**
Total borrowings	**853.2**	**884.6**

Footnotes are located on the following page.

18. Borrowings and Financing Arrangements continued

1 Available credit facilities have reduced by A$1,480.6 million primarily due to the cancellation of A$591.2 million unsecured bank loans and A$846.1 million secured bank loans. Lend Lease terminated the unsecured bank loans as they were not required due to the continuation of high cash balances. The secured bank loans were utilised by Lend Lease Mortgage Capital and on were cancelled on completion of the sale of this business in December 2003. The remaining decrease is a result of foreign currency translation movements.
2 This bank overdraft and letter of credit facility is used to finance working capital requirements for the US operations. At 31 December 2003, US$23.9 million (June 2003 US$71.5 million) of the facility has been issued as outstanding letters of credit. US$46.1 million (June 2003 US$73.5 million) is disclosed as available credit facilities.
3 This facility is used for short term working capital requirements primarily in the European business.
4 During December 2003 Lend Lease Equities issued an Obligacione to GMAC Commercial Mortgage (GMACCM) effectively selling the economic benefits of the convertible bond owned by Lend Lease Equities. The note has no recourse to Lend Lease, however, Lend Lease has provided a guarantee to the extent that Lend Lease Equities or its partner takes any action that impairs the underlying cash flow of the convertible bond or fails to remit available net cash flow received by Lend Lease Equities.
5 Lend Lease has a A$500.0 million Australian Commercial Paper Program. The amount drawn under the facility at 31 December 2003 was Nil (June 2003 Nil), the availability of which is subject to market conditions.
6 On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.
7 In 1999, Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi Issue Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 31 December 2003 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure [1]			Currency [2]		
	Fixed A$m	Floating A$m	Total A$m	US$ A$m	MXN A$m	Total A$m
Between 1 and 5 years	584.2	269.0	853.2	847.2	6.0	853.2

1 Resulting interest rate exposure after interest rate swaps.
2 Resulting borrowings by currency, including currency swaps.

c. Financing Guarantees

Lend Lease is guarantor for bank loan facilities for US$2.7 million (A$3.8 million) for Cordia Senior Living in relation to Westmont II LLC US$1.7 million (A$2.4 million) and Roseville US$1.0 million (A$1.4 million).

Lend Lease is the guarantor of the progressive repayment of a A$26.6 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$11.8 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a bank loan facility for Olympic Village/Newington for A$65.0 million.

Lend Lease has provided guarantees to the equity investors in two tax credit funds syndicated by the HCI business. Lend Lease has guaranteed the rate of return on US$65.0 million (A$90.3 million) of equity invested. At this time, no payments are due or expected under the guarantees. Following the sale of the HCI businesses on 1 July 2003, the purchaser, Muni Mae has indemnified Lend Lease for these guarantees.

Lend Lease has given A$847.2 million (June 2003 A$884.6 million) of guarantees in support of utilised financing facilities included within the on balance sheet borrowings disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on balance sheet borrowings.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
19. Provisions		
Current		
Employee benefits	79.7	79.9
Construction risks	95.9	89.7
REI restructuring	96.0	152.0
Employee termination provisions		
REI businesses	12.3	24.9
Other	8.9	19.7
Other	26.0	32.1
	318.8	**398.3**
Non Current		
Employee benefits	53.7	55.8
Employee termination	3.4	
Other	10.3	53.1
	67.4	**108.9**
	386.2	**507.2**

The construction risks provision of A$95.9 million mainly comprises a maintenance and warranty provision of A$69.4 million (June 2003 A$59.6 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to completed projects.

The REI restructuring provision of A$96.0 million, was established to cover expenses relating to the restructuring of the REI business and primarily relates to rationalisation costs.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
20. Other Interest Bearing Liabilities		
Current		
Bluewater lease liability	26.1	18.2
Finance lease liability	1.1	1.3
Other		0.8
	27.2	**20.3**
Non Current		
Bluewater lease liability	207.1	235.8
Finance lease liability	0.3	0.6
	207.4	**236.4**
	234.6	**256.7**
21. Other Non Interest Bearing Liabilities		
Current		
Deferred settlement on acquisition – controlled entities	11.6	12.9
Deferred income	7.1	14.7
Deferred gain on foreign currency hedges	10.6	17.8
Other	4.6	5.8
	33.9	**51.2**
Non Current		
Deferred gain on foreign currency hedges	10.2	3.8
Other	8.4	9.0
	18.6	**12.8**
	52.5	**64.0**

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
22. Contributed Equity	**834.3**	**816.4**

	December 2003 No. of shares m	December 2003 A$m	June 2003 No. of shares m	June 2003 A$m
Ordinary shares issued at beginning of financial period	438.6	816.4	434.5	797.7
Movements during the financial period				
Issues for:				
Dividend Reinvestment Plan (DRP)	1.7	17.9	1.5	14.4
Share Purchase Plan (SPP)			3.1	27.5
Share Election Plan (SEP) [1]			0.2	
Other				0.4
Share buybacks [2]	(30.5)		(2.9)	(24.7)
Allocation to Lend Lease Employee Share Plans [3]			2.2	1.1
Ordinary shares issued at end of financial period	**409.8**	**834.3**	**438.6**	**816.4**

1 Shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.
2 From 1 July 2003, payments made under the share buyback are recognised in Retained Profits (refer Note 24) in accordance with UIG 22 'Accounting for the Buyback of No Par Value Shares'.
3 As announced in August 2003, the Company has suspended the annual allocation of 0.5% of its issued capital to the employee share plans.

On 13 June 2003, Lend Lease commenced an on market share buyback of up to 10% (43.5 million shares) of its issued capital. An additional 10% on market buyback (44.0 million shares) was approved by shareholders at the 12 November 2003 Annual General Meeting. As at 31 December 2003, 33.4 million shares have been bought back since the commencement of the buyback.

As future dividends are likely to be unfranked or partly franked, the Company has suspended the SEP (effective 1 September 2003). While Lend Lease is undertaking an on market share buyback, the Company has also suspended the SPP (effective 1 September 2003) and the DRP (effective 1 October 2003).

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
23. Reserves		
Capital Reserve	**104.6**	**104.6**
Foreign Currency Translation Reserve		
Opening balance at beginning of financial period	(62.0)	(53.1)
Currency fluctuation attributable to translation and hedging of self sustaining foreign operations	(11.3)	(8.9)
Closing balance at end of financial period	**(73.3)**	**(62.0)**
Total reserves	**31.3**	**42.6**

Nature and Purpose of Reserves

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve

The Foreign Currency Translation Reserve records the foreign currency differences net of income tax arising from the translation of self sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation.

	Consolidated December 2003 A$m	June 2003 A$m
24. Retained Profits		
Retained profits at beginning of financial period	2,141.4	2,899.1
Increase/(decrease) in retained profits on initial adoption of:		
Revised AASB 1028 'Employee Benefits'		(1.1)
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		39.1
Net profit/(loss) attributable to members of Lend Lease Corporation Limited	188.2	(714.8)
Dividends foregone pursuant to share election plan		1.7
Share buyback [1]	(300.3)	
	2,029.3	**2,224.0**
Dividends paid	(85.9)	(82.6)
Retained profits at end of financial period	**1,943.4**	**2,141.4**

1 From 1 July 2003, payments made under the share buyback are no longer charged against Contributed Equity (refer Note 22), in accordance with UIG 22 'Accounting for the Buyback of No Par Value Shares'.

	December 2003 A$m	June 2003 A$m
25. Outside Equity Interests in Controlled Entities		
Outside equity interests in controlled entities comprise:		
Lend Lease Twin Waters (49%)	21.2	
Lend Lease Actus (25%)	4.9	4.2
Lend Lease Korea Ltd (10%)	1.9	2.1
Lend Lease Rouse Hill (49%)	1.0	
Other	0.4	0.9
	29.4	**7.2**
Represented by:		
Interest in retained profit/(losses) at end of financial period	2.4	(0.2)
Interest in share capital	27.0	7.4
Total outside equity interest	**29.4**	**7.2**

26. Contingent Liabilities

Lend Lease has the following contingent liabilities:

There are a number of legal claims and exposures which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise cannot be measured reliably at this time. The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

In certain circumstances, Lend Lease guarantees the due performance of particular Group entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Project and Construction Management businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

In connection with the sale of the discontinuing REI businesses, Lend Lease has provided warranties which include ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability arising from these representations and warranties, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing an audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

Details of the June 1996 amended assessment issued by the ATO in relation to the forward sale and warrants issue agreement for Westpac shares are disclosed in Note 16 Other Assets.

27. International Currency Management and Financial Instruments

Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	December 2003		June 2003	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.69	0.72	0.59	0.65
Pounds Sterling	0.41	0.42	0.37	0.40
Euros	0.60	0.61	0.56	0.56
Singapore Dollars	1.19	1.24	1.03	1.14

Foreign Currency Risk

Lend Lease's policy regarding foreign currency management is to manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result. A Financial Markets Risk Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its exposures, Lend Lease adopts a strategy using both physical and derivative financial instruments. In regard to derivative financial instruments, Lend Lease mainly uses forward foreign exchange contracts for hedging purposes.

The majority of forward exchange contracts relate to hedges of specific foreign currency exposures including receivables, payables, revenues, expenses and intercompany transactions and loans. The forward exchange contracts are converted to spot rates at balance date and the unrealised gains and losses are recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve. Exchange gains and losses on forward exchange contracts are accounted for in accordance with Lend Lease's accounting policy for foreign currency.

	Balance Date	Interest December 2003 %	Interest June 2003 %	Share of Associates' Profit/(Loss) After Tax [1] December 2003 A$m	Share of Associates' Profit/(Loss) After Tax [1] December 2002 A$m	Book Value December 2003 A$m	Book Value June 2003 A$m
28. Associates							
Integrated Property Development							
Retirement by Design	30 Jun	50.0%	50.0%	1.0	1.0	24.6	23.6
Catalyst Healthcare (Worcester)	31 Mar	50.0%	50.0%	0.8	(0.6)	4.4	3.8
Exchequer Partnership	31 Mar	50.0%	42.5%	0.4		2.3	1.9
Wattle Grove Development	30 Jun	50.0%	50.0%		(2.3)		
Other [2]				0.2	1.9	0.7	2.1
				2.4	**-**	**32.0**	**31.4**
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	0.7	0.6	6.1	5.4
Generali Lend Lease	30 Jun	49.5%	49.5%	(0.5)	0.5	1.4	2.1
Other [2]					0.7	0.6	0.6
				0.2	**1.8**	**8.1**	**8.1**
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	0.6	0.6	4.9	6.4
LLM Inversiones II S.A. de C.V. [3]	30 Jun		50.0%				3.8
Lend Lease Hyperion Capital Advisors, LLC [3]	31 Dec		50.0%		1.8		1.4
Lend Lease Mexico [3]	30 Jun		50.0%		6.8		1.6
				0.6	**9.2**	**4.9**	**13.2**
Less: Provision for diminution						(0.5)	(0.5)
				3.2	**11.0**	**44.5**	**52.2**

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
2 Other relates to associates whose size and impact on the results for the financial period are not significant individually or in aggregate and therefore no further disclosures have been made.
3 Sold during the financial period as part of the sale of the REI businesses.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest December 2003 %	Interest June 2003 %	Share of Profit/(Loss) After Tax December 2003 A$m	Share of Profit/(Loss) After Tax December 2002 A$m	Book Value December 2003 A$m	Book Value June 2003 A$m
29. Joint Ventures							
Joint Venture Entities							
Project and Construction Management							
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	1.6	0.9		0.9
Jacobs Lend Lease, Asia	30 Jun	50%	50%	3.1	0.7	2.6	0.6
Other [1]					0.7	0.8	0.6
				4.7	**2.3**	**3.4**	**2.1**
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 Jun	50%	50%	(0.4)	0.1	4.6	5.0
Mawson Lakes Economic Development Project	31 Dec	50%	50%	2.3	1.5	13.6	10.0
Pyrmont Trust	30 Jun	50%	50%	3.9	2.7	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 Jun	50%	50%	7.1	4.0	19.7	12.6
Caroline Springs Joint Venture	30 Jun	50%	50%	4.9	1.2	19.6	16.6
Forest Gardens Residential Land Development	30 Jun	50%	50%	0.4	(0.1)	6.8	6.7
				18.2	**9.4**	**77.6**	**64.2**
				22.9	**11.7**	**81.0**	**66.3**

1 Other relates to joint ventures whose size and impact on the results for the financial period are not significant individually or in aggregate and therefore no further disclosures have been made.

	Interest December 2003 %	Interest June 2003 %	Share of Profit After Tax December 2003 A$m	Share of Profit After Tax December 2002 A$m	Book Value December 2003 A$m	Book Value June 2003 A$m
Joint Venture Operations						
Integrated Property Development						
Darling Park Stage III Joint Venture	60%	60%	1.7		18.9	15.0
Capital Services						
Manukau Wastewater Services (NZ)	20%	20%	0.5	0.6	11.1	7.8
Seaview Project Limited	50%	50%	0.9		4.0	4.0
			3.1	**0.6**	**34.0**	**26.8**

	Interest Acquired/ Disposed %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit After Tax[1] A$m
30. Controlled Entities				
December 2003				
Acquisitions				
Integrated Property Development				
Australia				
Lend Lease Twin Waters Resort Pty Limited	51%	31 Oct 03	21.9	-
Coeur de Lion Investments Pty Limited, (Coolum)	100%	22 Sep 03	31.1	0.1
Disposals				
Real Estate Investments [2]				
International				
The HCI Businesses[3]	100%	1 Jul 03	156.9	-
Lend Lease Agri-Business, Inc	100%	30 Sep 03	72.4	-
CapMark Services, India L.P.	100%	14 Jul 03	0.3	-
LL REI GmbH	100%	26 Nov 03	0.2	-
December 2002				
Acquisitions				
Project and Construction Management				
International				
Bovis Lend Lease Telecom, Inc	100%	Oct 02	12.6	-
Real Estate Investments				
International				
Lend Lease Rosen Real Estate Securities, LLC	77.5%	31 Jul 02	25.6	0.8

1 Excludes any intercompany transactions for the financial period.
2 Represents the controlled entities sold as part of the sale of the REI businesses. The remainder of the REI sale related to various assets and operations of the underlying businesses.
3 The controlled entities disposed within the HCI Businesses, include The Boston Financial Group Limited Partnership, Lend Lease BFRP, Inc., Lend Lease MSR Corp. and BF Investment Tax Credits Acquisitions, L.P.

There were no disposals of material controlled entities of the Group during the financial period ended December 2002.

31. Superannuation/Pension Funds

Lend Lease sponsors a number of pension/superannuation funds, details of which were included in the 30 June 2003 Annual Consolidated Financial Report. At 30 June 2003, of these funds, the Bovis UK Pension Scheme was the only defined benefit plan in deficit (£83.0 million; A$207.5 million).

As at 31 December, this fund had an estimated deficit on a discontinuance basis of £71.0 million (A$169.0 million) based on market values at reporting date.

Increased contributions from Lend Lease and employees, effective from 1 July 2003, have been determined by the Actuary so as to eliminate the deficit over the average working life (being 12 years) of the current membership. Whilst Lend Lease has agreed to increase its contribution levels, it has no present obligation to make up the deficit and accordingly no provision has been raised for the deficiency at 31 December 2003.

32. Discontinuing Operations

The following table details those businesses treated as discontinuing operations in the Group's Consolidated Financial Statements. They form part of Lend Lease's REI Debt and Equity business segments (refer Note 2 Segment Reporting).

Entity/Business	Region	Purchaser/Intention	Current Status	Effective Sale Date
US Equity Advisory	US	Morgan Stanley	Sold	20 November 2003
HCI	US	Muni Mae	Sold	1 July 2003
CapMark	US	GMAC	Sold	14 July 2003
Asset Management – North America	US	GMAC	Sold	14 July 2003
Asset Management – Mexico	US	GMAC	Sold	11 December 2003
Debt Advisory	US	GMAC	Sold	24 December 2003
Program Lending	US	GMAC	Sold	29 July 2003
Lend Lease Hyperion JV	US	GMAC	Sold	12 August 2003
HFF	US	Management	Sold	17 June 2003
Cordia Senior Living	US	Management	Sold	30 June 2003
Winn Residential	US	Winn Residential	Sold	16 December 2003
Lend Lease Mortgage Capital	US	Wachovia Corporation	Sold	12 December 2003
Structured Finance	US	CDP Capital Real Estate Advisory, Inc	Sold	12 December 2003
Lend Lease Agri-Business	US	Rabobank	Sold	30 September 2003
Lend Lease US Office Trust	Australia	Management change	Transferred	18 November 2003
Lend Lease REI GmbH	Europe	First Islamic Investment Bank	Sold	26 November 2003
Global Fund Advisory	Global	Management	Sold	6 February 2004
Lend Lease Houlihan Rovers	Europe	Intended disposal	In negotiation	
Lend Lease Rosen	US	Intended disposal	In negotiation	
Rosen Consulting	US	Intended disposal	In negotiation	
VEF series co-mingled fund platform	US	Intended disposal	In negotiation	
Asia Debt	Asia	Intended disposal	In negotiation	

Although no sales have been agreed or specific arrangements announced in respect of the VEF series co-mingled funds, the Asian Debt and US REI co-investments, Lend Lease intends to exit these co-investments and, accordingly, they have been classified as discontinuing operations for the purposes of the Group's Consolidated Financial Statements.

	Consolidated December 2003 A$m	Consolidated December 2002 A$m
32. Discontinuing Operations continued		
Financial Performance of Discontinued Operations		
Revenue from ordinary activities (excluding sale of operations)	106.4	357.1
Revenue from the sale of operations and investments	527.8	
Total revenue from ordinary activities	**634.2**	**357.1**
Expenses from ordinary activities	(84.7)	(336.5)
Carrying amount of net assets of operations sold	(511.4)	
Disposal costs of operations sold	(11.3)	
Write-down of REI businesses		(447.4)
Total expenses from ordinary activities	**(607.4)**	**(783.9)**
Share of net profit of associates accounted for using the equity method	0.1	10.2
Profit/(loss) before tax from ordinary activities [1]	**26.9**	**(416.6)**
Income tax expense relating to ordinary activities	13.2	8.7
Income tax expense relating to write-off of future income tax benefits previously recognised in prior years		35.1
Profit/(loss) after tax from ordinary activities [1]	**13.7**	**(460.4)**
Cash Flow of Discontinued Operations		
Net cash inflow from operating activities	70.1	84.5
Net cash inflow/(outflow) from investing activities	702.9	(70.0)
Net cash outflow from financing activities	(773.0)	(14.5)
Net cash	-	-

	Consolidated December 2003 A$m	Consolidated June 2003 A$m
Financial Position of Discontinued Operations		
Current assets	90.8	646.2
Non current assets	453.0	1,017.3
Current liabilities	188.5	280.5
Non current liabilities	53.3	139.1
Net assets	**302.0**	**1,243.9**

1 The businesses sold during the six months ending 31 December 2003 resulted in A$5.1 million profit before tax and A$0.5 million profit after tax.

33. Events Subsequent to Balance Date

Since 31 December 2003, Lend Lease exchanged contracts on 22 January 2004 to acquire Comland Limited (landowner and 50% development partner in two projects with Lend Lease) for a consideration of A$165.0 million. The acquisition will represent 100% of the issued voting shares. Settlement is expected to occur by mid 2004.

Directors' Declaration

In the opinion of the Directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 28 are in accordance with the Corporations Act 2001, including:
   a. giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and
   b. complying with Australian Accounting Standard AASB 1029 'Interim Financial Reporting' and the Corporations Regulations 2001;
2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 19 February 2004.

Signed in accordance with a resolution of Directors:

D A Crawford
Chairman

G A Clarke
Managing Director

KPMG

Independent review report to the members of Lend Lease Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Lend Lease Corporation Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises Lend Lease Corporation ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Lend Lease Corporation Limited is not in accordance with:

a) the Corporations Act 2001, including:
   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

G R Wilson
Partner
Sydney, 19 February 2004

Lend Lease

Half Year Results
December 2003

Project photos

Lend Lease

December 2003 Half Year Results
Profit After Tax

	Dec 2003 A$M	Dec 2002 A$M
Continuing operations	94.8	91.0
Discontinuing operations	13.7	22.1
Total operating profit	108.5	113.1
Sale of IBM GSA	79.7	-
Writedown of REI businesses	-	(482.5)
Reported profit/(loss)	188.2	(369.4)

December 2003 Half Year Result Continuing Operations Profit After Tax

Lend Lease

	Dec 2003 A$M	Dec 2002 A$M
Bovis Lend Lease	44.3	76.0
Integrated Development Businesses	24.4	(0.9)
Real Estate Investments	44.9	49.7
Non-Core Investments	7.2	8.6
Group Corporate & Treasury	(1.3)	(18.8)
Amortisation	(24.7)	(23.6)
Operating Profit	94.8	91.0

Lend Lease

Bovis Lend Lease
Profit After Tax

	Dec 2003 A$M	Dec 2002 A$M
Asia Pacific	19.4	13.1
US	25.8	25.6
Europe	36.5	37.3
	81.7	76.0
Australian Residential Projects	(37.4)	-
Operating Profit	44.3	76.0

Bovis Lend Lease Backlog GPM

Lend Lease


A$M
600
500
400
300
200
100
0
$485M
$504M
$564M
$512M
Jun 01
Jun 02
Jun 03
Dec 03

Lend Lease

Bovis Lend Lease – Asia Pacific

Asia Pacific result impacted by A$37M after tax losses on Australian residential projects

- A$30M loss in Canberra
- Underpriced contracts
- Escalating trade costs

Australian business thoroughly reviewed

Satisfied with risk and control procedures

- Project losses result of compliance failure

Reinforced risk and management controls

Lend Lease

Bovis Lend Lease – Asia Pacific

Australian business refocused on strategy

New management team in place

Rebuilding process underpinned by:

- GPT/APPF retail projects
- Landmark 126 Phillip Street project
- The National's headquarters at Victoria Harbour

Project photos

Bovis Lend Lease – US Market Share

Lend Lease

Year	Total US Construction (1) US$B	Target Market Construction (2) US$B
2001	202	33.3
2002	188	29.9
2003	187	28.5
2004f	195	29.4
2005f	214	31.8

(1) Excludes infrastructure and single-family

(2) Includes key markets and sectors in office, healthcare, multi-family, education and hospitality

Source: McGraw Hill FW Dodge

Project

Photo

Bovis Lend Lease – US

Excellent industry reputation

Continuing to deliver for clients

Securing major projects

Project photos

Lend Lease

Bovis Lend Lease – Europe

Secured strong market share

Top of relevant UK league tables for 2003 calendar year

Strong performance in commercial sector

10 years of growth expected for UK construction spending

Secured A$1.4B Battersea Power Station redevelopment project in December 2003

Project

Photos

Bovis Lend Lease – Europe

Lend Lease

- Positive outlook
- Strong position in the UK PFI hospital sector
- Strong relationship established with UK Ministry of Defence
- 2 Defence Estates projects secured:
  - SLAM £455M over 7 years
  - South West Prime £245M over 7 years

Project

Photos

Bovis Lend Lease
Summary

Lend Lease

Well-positioned for future growth in construction spending

Continued high level of repeat business

Built market share in Northern hemisphere

Committed to Incident & Injury Free work places

Integrated Development Businesses Profit After Tax

Lend Lease

	Dec 2003 A$M	Dec 2002 A$M
Asia Pacific		
– Delfin Lend Lease Operating Profit	28.0	12.2
– Sale of North Lakes	-	11.2
– Urban Development	7.8	6.8
	35.8	30.2
Americas		
– Actus Lend Lease	4.1	(5.2)
– Other	(1.0)	-
	3.1	(5.2)
Europe	(14.5)	(25.9)
Total Integrated Development Businesses	24.4	(0.9)

Integrated Development Businesses
Asia Pacific – Delfin Lend Lease

Lend Lease

Operating profit after tax up 130% to A$28M

Gross sales value of lots settled up 71% to A$242M

- combination of increases to both average price per lot and volume of lots settled

Project Photo

Pre-sold lots at December 2003 A$285M gross value – up 51% from December 2002 level

Well positioned for a strong second half and FY 2005

Sales Backlog 48,900 lots at December 2003 – up 42% from June 2003

Delfin Lend Lease the leading urban community developer in Australia

Integrated Development Businesses Asia Pacific – Delfin Lend Lease

Lend Lease

Sales Backlog well diversified

No adverse impact from expected housing market downturn

Acquired ComLand for A$165M

Land management model remains our preferred approach

Project

Photos

Integrated Development Businesses
Asia Pacific – Urban Development

Lend Lease

A$7.8M profit after tax – up 15%

Business well positioned to generate increasing earnings

Secured 3 new projects:

- A$1B Rouse Hill Regional Centre
- A$270M Twin Waters project
- A$400M Hyatt Coolum project

Strong pipeline of new projects

Project

Photo

Integrated Development Businesses
US – Actus Lend Lease

Lend Lease

Actus Lend Lease profit after tax A$4.1M – strong result up from A$5.2M loss in December 2002

3 projects now under construction

Fort Campbell reached financial close in December

Secured preferred bidder on 3 projects over last 6 months:

- Army RCI, Hawaii
- Hickam AFB, Hawaii
- Fort Drum, New York

Project

Photo

Integrated Development Businesses
US – Actus Lend Lease

Lend Lease

Project	Estimated Number of Units	Estimated Capital Spend A$M	Current Status	Contract End Date
Fort Hood, Texas	5,900	400	Operational	2051
Beaufort/Parris Island, South Carolina	1,700	200	Operational	2053
Fort Campbell, Kentucky	4,300	360	Operational	2054
Army RCI, Hawaii	7,700	2,900	Preferred bidder	2055
Hickam AFB, Hawaii	1,300	360	Preferred bidder	2054
Fort Drum, New York	3,500	450	Preferred bidder	2055
	24,400	4,670		

100,000 units requiring construction or renovation to be privatised over next 4-5 years (approx. US$12B of capital spend)

Well placed to secure new business:

- Strong relationship with US military
- Demonstrated ability to deliver

Integrated Development Businesses Europe – Profit After Tax

Lend Lease

	Dec 2003 A$M	Dec 2002 A$M
Healthcare	(11.8)	(7.3)
Other	(2.7)	(18.6)
	(14.5)	(25.9)

Integrated Development Businesses
Europe – Health

Lend Lease

Committed to UK PFI hospital sector

Current focus on £500M Leicester hospital bid

UK Government committed to programme

Looking to improve the process with Government

Project

Photo

Integrated Development Businesses Europe – Other

Lend Lease

Chapelfield, Norwich on track

Greenwich Peninsula progressing on track – earnings from 2006 FY

Project photos

Real Estate Investments Profit After Tax

Lend Lease

	Dec 2003 A$M	Dec 2002 A$M
Australia	14.0	16.5
Asia	0.5	2.3
Europe	23.0	23.2
US (King of Prussia)	7.4	7.7
	44.9	49.7

Lend Lease

Real Estate Investments Australia

Profit after tax down 15% to A$14M

Assets under management up 13% to A$13.1B including:

- The acquisition of Governor Phillip & Governor Macquarie Towers by GPT and APPF
- APPF acquired 50% interest in Westfield Marion, Adelaide

Looking to continue AUM growth

Project

Photos

Real Estate Investments
Europe

Lend Lease

Profit After Tax	Dec 2003 A$M	Dec 2002 A$M
Operating Profit	1.5	1.1
Bluewater Investment Income	18.7	17.0
Other Investment Income	2.8	5.1
	23.0	23.2

Lend Lease

Half Year Results December 2003

Project photos

Lend Lease

Finance Director
Joanne Curin

Project photos

December 2003 Half Year Result
Discontinuing Operations
Profit After Tax

Lend Lease

	Dec 2003 A$M	Dec 2002 A$M
Australia	0.3	0.8
Asia	(5.3)	(4.7)
Europe	1.3	0.9
US	19.3	45.3
Operating Profit	15.6	42.3
Amortisation	(1.9)	(20.2)
Net Profit	13.7	22.1

Lend Lease

REI Exit – Deal Status



Real Estate Equity
US REI
International
HCI (MuniMae Midland)
Equity Advisory (Morgan Stanley)
VEF
LL Rosen Real Estate Securities
Rosen Consulting Group
Europe Separate Accounts
LL Global Fund (MBO)
LL Houlihan Rovers (MBO)
Real Estate Debt
CapMark etc. (GMAC)
LL Agri-Business (Rabobank)
LL Mortgage Capital (Wachovia)
LL Mexico (GMAC)
HFF (MBO)
Structured Finance (Cadim)
IDDF
Sale closed
Contract signed
Under negotiation

Lend Lease

Strong Cash Position

	A$M
Cash at June 2003	867
Operating cash flow	278
REI sale proceeds	855
IBM GSA sale proceeds	80
Share buyback	(311)
Dividends	(86)
Other net cash flows	(97)
Cash at December 2003 [1]	1,586

(1) Includes A$129M in current investments

Focus on Costs

Lend Lease

Loss after tax	Dec 2003 A$M	Dec 2002 A$M
Group Services	(9.6)	(21.8)

Bovis Lend Lease Profitability Ratio up from 41% to 44% (excluding impact of Australian residential project losses)

Ongoing focus on overheads

Major Currency Earnings Hedging Profile

Lend Lease

	Portion Hedged	Foreign Earnings US$	Foreign Earnings £
FY 2004	70 - 100%	0.51	0.39
FY 2005	50 - 70%	0.56	0.38
FY 2006	10 - 30%	0.62	0.39

- Rational and sensible offshore earnings hedging policy to continue
- No material impact on reported earnings from rising A$ in the short term

Shareholder Returns

Lend Lease

	Dec 2003	Dec 2002
Earnings per share (eps)		
– Reported operating earnings	25.7¢	26.0¢
– Pre-amortisation operating earnings	31.4¢	37.4¢
Dividends per share		
– Interim dividend	18.0¢ unfranked	10.0¢ fully franked
– Payout ratio	68%	38%